PROSPECTUS

Filed pursuant to Rule 424(b)(3)

File No. 333-181360

$700,000,000 Fixed Rate Subordinated Notes

Shepherd’s Finance, LLC is offering up to $700,000,000 in aggregate principal amount of our Fixed Rate Subordinated Notes (“Notes”) on a continuous basis. The initial minimum investment amount required is $500. From time to time, we may, however, change the minimum investment amount that is required. The maximum investment amount per investor is $1,000,000 aggregate principal amount, or $1,000,000 per Note, but a higher maximum investment amount may be approved on a case-by-case basis. This is our first public offering of securities. As of February 28, 2014, we have issued Notes with an aggregate principal amount of approximately $1,818,000.

We issue the Notes in varying purchase amounts and maturities that we establish from time to time. For each purchase amount and maturity, we also establish an interest rate. The maturity dates for our Notes may range from one year to four years.

We may market our Notes in many ways, including but not limited to, publishing the then current features (e.g. the maturities and interest rates currently offered by us) of the Notes in newspapers or on billboards, advertising on the internet and through direct mail campaigns. At any time, you also may obtain the then applicable features of the Notes from our web site at www.shepherdsfinance.com or by calling (302) 752-2688 (30-ASK-ABOUT). However, the information on our website is not a part of this prospectus. Upon any change in the features of the Notes, we will file a Rule 424(b)(2) prospectus supplement setting forth the then applicable features.

We are offering the Notes directly, without an underwriter or placement agent, and on a continuous basis. We do not have to sell any minimum amount of Notes to accept and use the proceeds of this offering. Therefore, once you purchase a Note, we may immediately use the proceeds of your investment and your investment will be returned only if we repay your Note. We cannot assure you that all or any portion of the Notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. The Notes are not listed on any securities exchange and there will not be any public trading market for the Notes. We have the right to reject any investment, in whole or in part, for any reason.

We may redeem any Note, in whole or in part, at any time prior to maturity, upon 30 to 60 days’ written notice, for a redemption price equal to the principal amount plus any earned but unpaid interest thereon to the date of redemption. Additionally, you may request early redemption of a Note purchased by you at any time on or after 180 calendar days after issuance of a Note, but we reserve the right to decline your request for any reason. If we grant your redemption request, we will mail you a payment equal to the principal amount plus any earned but unpaid interest to the date of redemption, minus a 180-day interest penalty.

The Notes mature between one and four years from the date of issuance. Between 30 to 60 days prior to the maturity date, we will mail to you a letter notifying you of the upcoming maturity date and, if we are offering you any renewal options and have an effective offering available, a current prospectus and a renewal form containing instructions to exercise the renewal options. If you do not respond, principal and any earned but unpaid interest will be paid to you.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in the Notes. The Notes are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. As of December 31, 2013, we had approximately $3,239,000 in debt outstanding that ranks equal or senior to the Notes offered pursuant to this prospectus, including approximately $1,739,000 in Notes issued pursuant to this offering. We expect to incur additional debt in the future, including, without limitation, the Notes offered pursuant to this prospectus and senior debt (from banks or related parties).

The Notes are not certificates of deposit or similar obligations guaranteed by any depository institution and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the Notes upon maturity.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. See “Risk Factors” beginning on page 14 for significant factors you should consider before buying the Notes. These risks include the following:

•	Our Notes are not insured or guaranteed by the FDIC or any third party, so repayment of your Note depends upon our equity (which may be limited at times), our experience, the collateral securing our loans and our ability to manage our business and generate adequate cash flows.
•	The Notes are risky speculative investments. Therefore, you should not invest in the Notes unless you are able to afford the loss of your entire investment.
•	There will not be any market for the Notes, so you should only purchase them if you do not have any need for your money prior to the maturity of the Note.
•	You will not have the benefit of an independent review of the terms of the Notes, the prospectus or our Company, as is customarily performed in underwritten offerings.
•	Payment on the Notes is subordinate to the payment of our outstanding present and future senior debt, if any. Since there is no limit on the amount of senior debt we may incur, our present and future senior debt may make it difficult to repay the Notes.
•	If we are unable to raise substantial funds, we will be limited in our ability to diversify the loans we make, and our ability to repay the Notes that have been sold will be dependent on the performance of the specific loans we make.
•	We are controlled by Daniel M. Wallach, as, currently, he is our only executive officer and beneficially owns all of our outstanding membership interests.
•	If we lose or are unable to hire or retain key personnel, we may be delayed or unable to implement our business plan, which would adversely affect our ability to repay the Notes.
•	Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for most of our revenues and a portion of our financing.
•	We have a limited operating history and limited experience operating as a company, so we may not be able to successfully operate our business or generate sufficient revenue.
•	Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so repayment of your investment is completely dependent upon our successful operation of our business.
•	Most of our assets will be commercial construction loans to homebuilders and/or developers which are a higher than average credit risk, and therefore could expose us to higher rates of loan defaults, which could impact our ability to repay amounts owed to you.
•	Our Chief Executive Officer (who is also on our Board of Managers) will face conflicts of interest as a result of the secured affiliated loans made to us, which could result in actions that are not in the best interests of our Note holders.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, and neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount and Commission (1)	Proceeds to Company (2)
Per Note	100%	None	100%
Total	$700,000,000	None	$700,000,000

(1) The Notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale. The Notes will be sold at face value.

(2) We will receive all of the net proceeds from the sale of the Notes, which, if we sell all of the Notes covered by this prospectus, we estimate will total approximately $699,041,000 after expenses.

The date of this prospectus is March 28, 2014

SUITABILITY STANDARDS

An investment in our Notes involves significant risks and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and will not need liquidity from their investment. This investment is not suitable for persons who seek liquidity or guaranteed income.

We have not established general suitability standards for investors in our Notes; however, certain states in which we intend to sell the Notes have established special suitability standards. Notes will be sold only to investors in these states who meet the special suitability standards set forth below:

•	For Alaska Residents – Notes will only be sold to residents of the State of Alaska representing that they have (i) a minimum annual gross income of $60,000 and a minimum net worth of $60,000, or (ii) a minimum net worth of $225,000. In each case, net worth is to be calculated exclusive of an individual’s principal automobile, principal residence, and home furnishings.

•	For California Residents – Notes will only be sold to residents of the State of California representing that they have (i) a gross income of $65,000 and net worth of $250,000, or (ii) a net worth of $500,000.

•	For Idaho Residents – Notes will only be sold to residents of the State of Idaho representing that they have (i) a liquid net worth of $85,000 and annual gross income of $85,000, or (ii) a liquid net worth of $300,000. Additionally, the investor’s total investment in the Notes shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

•	For Iowa Residents – Notes will only be sold to residents of the State of Iowa representing that they have (i) a liquid net worth of $85,000 and annual gross income of $85,000, or (ii) a liquid net worth of $300,000. Additionally, the investor’s total investment in the Notes shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

•	For Kansas Residents – It is required by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in the securities of the Issuer and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with U.S. Generally Acceptable Accounting Principles.

•	For Maine Residents – The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

•	For Massachusetts and New Mexico Residents – It is required by the Securities Divisions of each of Massachusetts and New Mexico that Massachusetts and New Mexico investors limit their aggregate investment in our Notes and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with U.S. Generally Acceptable Accounting Principles. It is further required by the Securities Divisions of each of Massachusetts and New Mexico that Massachusetts and New Mexico investors have (i) a net income of at least $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year, or (ii) an individual net worth, or joint net worth with that person's spouse, in excess of $1,000,000, excluding the value of the person’s primary residence.

•	For Oregon Residents – Notes will only be sold to residents of the State of Oregon representing that they have (i) an annual gross income of $70,000 and a liquid net worth of $70,000, or (ii) a net worth of $250,000. Further, investors in the State of Oregon may not invest more than 10% of their liquid net worth in the offering.

•	For Tennessee Residents – An investment by a Tennessee resident must not exceed ten percent (10%) of their liquid net worth.

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SHEPHERD’S FINANCE, LLC

TABLE OF CONTENTS

SUITABILITY STANDARDS	i
QUESTIONS AND ANSWERS	1
PROSPECTUS SUMMARY	9
Our Company and Our Business	9
The Offering	10
Summary of Consolidated Financial Data	13
RISK FACTORS	14
Risks Related to Our Offering and Structure	14
Risks Related to Our Business	18
Risks Related to Conflicts of Interest	25
FORWARD-LOOKING STATEMENTS	26
USE OF PROCEEDS	27
SELECTED FINANCIAL DATA	28
BUSINESS	30
Overview	30
Investment Objectives and Opportunity	30
Our Loan Portfolio Secured by Real Estate	36
Competition	40
Regulatory Matters	41
Legal Proceedings	41
Reports to Security Holders	41
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
Overview	42
Critical Accounting Estimates	45
Consolidated Results of Operations	48
Consolidated Financial Position	50
Liquidity and Capital Resources	55
Inflation, Interest Rates, and Housing Starts	57
Recent Accounting Pronouncements	58
Subsequent Events	58
MANAGEMENT	58
Executive Officers and Board of Managers	58
Committees of the Board of Managers	59
Limitations on Liability	60

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EXECUTIVE COMPENSATION	61
Executive Officer Compensation	61
Board of Managers Compensation	62
PRINCIPAL SECURITY HOLDERS	62
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	62
Transactions with Affiliates	62
Affiliate Transaction Policy	63
DESCRIPTION OF NOTES	63
General	63
Established Features of Notes	63
Subordination	64
Redemption by Us Prior to Maturity	64
Redemption at the Request of the Holder Prior to Maturity	64
Redemption upon Your Death	64
Extension at Maturity	65
No Restrictions on Additional Debt or Business	65
Modification of Indenture	65
Place, Method and Time of Payment	65
Events of Default	65
Satisfaction and Discharge of Indenture	66
Reports	66
Service Charges	66
Book Entry Record of Your Ownership	66
Transfer	66
Concerning the Trustee	67
PLAN OF DISTRIBUTION	67
CHARITABLE MATCH PROGRAM	67
LEGAL MATTERS	68
EXPERTS	68
WHERE YOU CAN FIND MORE INFORMATION	68
FINANCIAL STATEMENTS	69

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell the Notes only in jurisdictions where offers and sales are permitted.

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QUESTIONS AND ANSWERS

Below we have provided some of the more frequently asked questions and answers relating to the offering of the Notes. Please see the “Prospectus Summary” and the remainder of the prospectus for more information about the offering of the Notes.

Q:	Who is Shepherd’s Finance, LLC?

A:	Shepherd’s Finance, LLC, along with our consolidated subsidiary, (“Shepherd’s Finance,” “we,” “our,” “us” or the “Company”) is a finance company organized as a limited liability company in the State of Delaware. Our business is focused on commercial lending to participants in the residential construction and development industry. Our Chief Executive Officer (who is also on our Board of Managers) is Daniel M. Wallach. Mr. Wallach is responsible for overseeing our day-to-day operations. We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011, after we terminated our relationship with 84 Lumber Company, as discussed further below. We converted to a Delaware limited liability company on March 29, 2012. We are located in Jacksonville, Florida.

All of our outstanding membership interests are owned directly or beneficially by Mr. Wallach and his wife; therefore, Mr. Wallach is able to exercise significant control over our business, including with respect to the composition of our Board of Managers. A Manager may be removed by a vote of holders of 80% of our outstanding voting membership interests.

Q:	What are your primary business activities?

A:	We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. Most of the loans are for “spec homes” or “spec lots,” meaning they are built or developed speculatively (with no specific end-user homeowner in mind). The loans are secured, and the collateral is the land, lots, and constructed items thereon, as well as additional collateral, as we deem appropriate.

On December 30, 2011, we extended three commercial loans to two borrowers (which we refer to herein collectively with their owner as the “Hoskins Group”) for the acquisition and development of lots and land in a suburb of Pittsburgh, Pennsylvania. One loan, for the development of building lots, is collateralized by a parcel of land of approximately 34 acres, a portion of which is, as of the date of this prospectus, being developed into lots. The other two loans are collateralized by a parcel of land of approximately 54 acres, which, as of the date of this prospectus, contains 18 lots. Of these two loans, one funded a portion of the purchase price of the property serving as collateral and other general purposes of the borrower (including the funding of a loan to us), and the other is for the development of the building lots. The total advanced on these loans as of December 31, 2013 was approximately $4,364,000. The estimated value of the total collateral for these loans was $5,275,000, which is based on an appraisal of the collateral prepared for us in May 2013. Also on December 30, 2011, we assumed the position of borrower under a $1,500,000 loan from one of the borrowers, all of which is still outstanding as of December 31, 2013. The $1,500,000 loan is part of the collateral for the three commercial loans. As of February 28, 2014, commitments to the Hoskins Group represent 89% of our total commitments to lend.

Subsequent to December 30, 2011, we have entered into additional loans with the Hoskins Group and with other customers such that, as of February 28, 2014, we have approximately $6,987,000 in loan commitments to customers. Of that amount, $4,750,000 is for two land development projects in Pittsburgh, Pennsylvania, and the remaining approximately $2,237,000 is for home construction loans in Colorado, New Jersey, and Pennsylvania. We intend to continue expanding our lending activity and further diversify our loan portfolio.

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Q:	What is your experience in this type of lending?

A:	Our Chief Executive Officer, Daniel M. Wallach, has been in the housing industry since 1985. For 11 years, he was the CFO of 84 Lumber Company (“84 Lumber”), a multi-billion dollar supplier of building materials to home builders. He also was responsible for 84 Lumber’s lending business for 20 years. During those years, he was responsible for the creation and implementation of many secured lending programs to builders, some of which were performed fully by 84 Lumber, and some of which were performed in partnership with banks. In general, both the creation of all loans and the resolution of defaulted loans were Mr. Wallach’s responsibility, whether the loans were company loans or loans in partnership with banks. Through these programs, he was responsible for the creation of approximately $2,000,000,000 in loans which generated interest spread of $50,000,000 after deducting for loan losses. Through the years, Mr. Wallach managed the development of systems for reducing and managing the risks and losses on defaulted loans. Mr. Wallach also was responsible for 84 Lumber’s unsecured debt to builders, which reached over $300,000,000 at its peak. He also gained experience in securing defaulted unsecured debt. This offering is our first public offering of securities.

Q:	Given the current low number of housing starts in the U.S. today, why will your potential customers want to borrow from you?

A:	While the number of housing starts dropped to historically low levels several years ago, there are still more than 500,000 single family homes being built in the U.S. on a yearly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Inflation, Interest Rates, and Housing Starts.” Many small-to-medium sized home builders can build homes for customers who have their own financing, but are unable to obtain or supply their own financing to build speculative or model homes. The ability to have available either a speculative home or a model home can greatly increase the total number of homes a builder can sell per year, so despite the high cost of providing financing to builders today, we believe that there is a significant demand. Banks, which historically have been the most popular provider of financing for builders, are mostly not in that business today, or are in the business at a greatly reduced level. We believe that this void in supply gives us the opportunity to profit in this niche business of providing financing to small-to-medium sized home builders.

Q:	What is the role of the Board of Managers?

A:	While our Chief Executive Officer is responsible for our day-to-day operations, our Board of Managers is responsible for overseeing our business. Our Board of Managers is comprised of Daniel M. Wallach, who is also our Chief Executive Officer, and two independent Managers – Bill Myrick and Kenneth R. Summers.

Q:	What kind of offering is this?

A:	We are offering up to $700,000,000 in Notes. As of February 28, 2014, we had issued Notes with an aggregate principal amount of approximately $1,818,000. As of February 28, 2014, we had approximately $698,182,000 in unsold Notes remaining.

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Q:	How are the Notes sold?

A:	The Notes are offered directly by us without an underwriter or placement agent. We may market the Notes by advertisements in local and/or national newspapers, roadway sign advertisements, advertisements on the internet, or through direct mail campaigns and other miscellaneous media in states in which we have properly registered the offering or qualified for an exemption from registration.

Q:	What will you do with the proceeds raised from this offering?

A:	If all of the Notes offered by this prospectus are sold, we expect to receive approximately $699,041,000 in net proceeds (after deducting all costs and expenses associated with this offering). We intend to use substantially all of the net proceeds from this offering as follows and in the following order of priority:

•	to make payments on other borrowings, including loans from affiliates;

•	to pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	to make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, to fund any one or more of the following activities:

o	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

o	to make distributions to equity owners;

o	for working capital and other corporate purposes;

o	to purchase defaulted secured debt from financial institutions at a discount;

o	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

o	to purchase real estate, in which we will operate our business; and

o	to redeem Notes which we have decided to redeem prior to maturity.

Q:	What is a Note?

A:	A Note is our promise to pay you a specified rate of interest for a specific period of time and to repay your principal investment upon maturity. The Notes are our general unsecured obligations and are subordinate in right of payment to all present and future senior debt. “Subordinated” means that if we are unable to pay our debts as they come due, all of the senior debt would be paid in full first. After the senior debt is paid in full, any remaining money would be used to repay the Notes and other subordinated debt that are equal to the Notes in priority. As of December 31, 2013, we had $0 in senior debt and approximately $3,239,000 in subordinated debt, which amount includes Notes issued pursuant to this offering. We expect to incur debt in the future, including but not limited to, more senior debt and the Notes offered pursuant to this offering.

Q:	What is an indenture?

A:	As required by United States federal law, the Notes will be governed by a document called an “indenture.” An indenture is a contract between us and a trustee. The main role of the trustee is to enforce your rights against us if we are in default of our obligations under the Notes. Defaults are described in this prospectus under “Description of Notes – Events of Default.” There are some limitations on the extent to which the trustee acts on your behalf. These limitations are described in this prospectus under “Description of Notes – Events of Default.”

The Notes are issued under an indenture dated October 4, 2012 between us and U.S. Bank National Association (“U.S. Bank”), as trustee. The indenture does not limit the principal amount of debt securities that we may issue under it. The indenture is governed by Pennsylvania law and is qualified under the Trust Indenture Act of 1939.

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Q:	Is my investment in the Notes insured or guaranteed?

A:	No, the Notes are:

•	NOT certificates of deposit with an insured financial institution;

•	NOT guaranteed by any depository institution; and

•	NOT insured by the FDIC or any governmental or private insurance fund, or any other person or entity.

The Notes are backed only by the faith and credit of our Company and our operations. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our commercial lending activities, for the repayment of principal at maturity and the ongoing payment of interest on the Notes.

Q:	How is the interest rate determined?

A:	From time to time, we will establish the interest rate(s) we are offering for various purchase amounts and maturities. By referring to the features (e.g. the maturities and interest rates) which are in effect at the time, you will see the interest rate(s) and maturity date(s) we are currently offering for your desired purchase amount. The interest rate offered on the Notes depends on which maturity date and purchase amount you select. The interest rate on a Note purchased by you is fixed and will not change over the term of the Note.

Q:	How is interest calculated and paid to me?

A:	Interest will be calculated based on the actual number of days your Note is outstanding. Interest is calculated and compounded monthly based on a 365-day year (366-day in case of a leap year). Interest will be earned daily, and we will pay interest to you monthly or at maturity as you request. If you choose to be paid interest at maturity rather than monthly, the interest will be compounded monthly. If any day on which a payment is due with respect to a Note is not a business day, then you will not be entitled to payment of the amount due until the following business day, and no additional interest will be due as a result of such delay. If you elect to be paid interest monthly, interest on your Note will be paid on the first business day of every month. Your first interest payment date will be the month following the month in which the Note is issued, except that if a new Note is issued within the last 10 days preceding an interest payment date, the first interest payment will be made on the next succeeding interest payment date (i.e. approximately 35-40 days after issuance). No payments under $50 will be made, with any interest payment being accrued to your benefit and earning interest on a monthly compounding basis until the payment due to you is at least $50 on an interest payment date.

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Q:	If I elect to have interest on the Note paid in one lump sum at maturity, can I change my election later?

A:	Yes, we will allow you to change your election so that you receive monthly payments of earned and unpaid interest instead. You should contact us at (302) 752-2688 (30-ASK-ABOUT) or use our website, www.shepherdsfinance.com, to find out what you need to do to change your election.

Q:	When do the Notes mature?

A:	All of our maturity dates will be at least one year from the date of issuance, but no longer than four years from the date of issuance. Not all maturity dates may be offered at all times. We will publish the maturity date(s) we are offering from time to time along with the other established features of the Notes we are then offering.

Q:	May I renew a Note purchased by me?

A:	Between 30 to 60 days prior to the maturity date of the Note, you will receive a letter notifying you of the upcoming maturity date and, if we are offering you any renewal options and have an effective offering available: (1) a current prospectus and (2) a renewal form containing your renewal options. The renewal form will describe the terms of the Notes offered at that time and you may select one of the renewal options offered. We may, at our choosing, offer any one or more of the following renewal options (most likely at an interest rate different from your interest rate) at:

•	the same term length as the original term length;

•	a different term length;

•	various term lengths, from which you may select; or

•	other renewal terms that may be offered by us at our choosing.

If you properly complete, execute and return the renewal form at least five business days prior to the maturity date, your Note will be deemed renewed under the renewal terms selected, provided that those terms are still effective (or were effective in the last seven days) at the time we receive your renewal. A Note confirmation will be issued by us within five business days after the original maturity date. Rates are subject to change. You should contact Shepherd’s Finance to confirm the rate in effect at the time of your investment. Our current rates are also included in our SEC filings, which can be found at www.sec.gov. We will honor the rate on the renewal form if it is either current or received within seven (7) days of the date that the particular interest rate and maturity offering selected were discontinued.

If you do not respond or if there are no options for renewal offered to you, then principal and any earned but unpaid interest will be paid to you at maturity.

Q:	May I redeem a Note prior to maturity?

A:	Beginning 180 calendar days after the issuance date, you may request, in writing, that we redeem the Note. Your request, however, is subject to our consent and we may decline your request at our choosing. If we agree to your redemption request, a 180-day interest penalty will be imposed. This means that you will not receive the last 180 days’ worth of interest and, if the accrued and unpaid interest is not sufficient to cover the amount of the penalty, then any remaining amount of the penalty shall be deducted from the principal amount of the Note (i.e. we will subtract the remaining interest penalty from your original investment).

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Q:	What happens if I die prior to the maturity date?

A:	At the written request of the executor or administrator of your estate (or if your Note is held jointly with another investor, the joint owner of your Note), we will redeem any Note at any time after death. The redemption price will be equal to the principal amount plus earned but unpaid interest payable on the Note, without any interest penalty. We will seek to honor any such request as soon as reasonably possible based on our cash position at the time and our then current cash needs, but generally within two weeks of the request. It is possible that the subordination provisions in the indenture may restrict our ability to honor your request.

Q:	Can you force me to redeem my Note?

A:	Yes. At any time we may call all or a portion of your Note for redemption. We will give you 30 to 60 days’ notice of the mandatory redemption and repay your Note for a price equal to the principal amount plus earned but unpaid interest to the day we repay your Note.

Q:	Are there any JOBS Act considerations?

A:	In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the “JOBS Act.” We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold a non-binding advisory vote on executive compensation and obtain shareholder approval of any golden parachute payments not previously approved.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement, (iii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common equity held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter), or (iv) the date on which we have, during the preceding three year period, issued more than $1 billion in non-convertible debt.

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Q:	What are some of the significant risks of my investment in the Notes?

A:	You should carefully read and consider all risk factors beginning on page 14 of this prospectus prior to investing. Below is a summary of some of the significant risks of an investment in the Notes:

•	Our Notes are not insured or guaranteed by the FDIC or any third party, so repayment of your Note depends upon our equity (which may be limited at times), our experience, the collateral securing our loans and our ability to manage our business and generate adequate cash flows.

•	The Notes are risky speculative investments. Therefore, you should not invest in the Notes unless you are able to afford the loss of your entire investment.

•	There will not be any market for the Notes, so you should only purchase them if you do not have any need for your money prior to the maturity of the Note.

•	You will not have the benefit of an independent review of the terms of the Notes, the prospectus or our Company as is customarily performed in underwritten offerings.

•	Payment on the Notes is subordinate to the payment of our outstanding present and future senior debt, if any. Since there is no limit on the amount of senior debt we may incur, our present and future senior debt may make it difficult to repay the Notes.

•	If we are unable to raise substantial funds, we will be limited in our ability to diversify the loans we make, and our ability to repay the Notes that have been sold will be dependent on the performance of the specific loans we make.

•	If we are unable to meet our Note maturity and redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our operating assets or we might be forced to cease our operations, and our Note holders could lose some or all of their investments.

•	There is no “early warning” on your Note if we perform poorly. Only interest and principal payment defaults on your Note can trigger a default on your Note prior to a bankruptcy.

•	We are controlled by Daniel M. Wallach, as, currently, he is our only executive officer and beneficially owns all of our outstanding membership interests.

•	If we lose or are unable to hire or retain key personnel, we may be delayed or unable to implement our business plan, which would adversely affect our ability to repay the Notes.

•	Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for most of our revenues and a portion of our financing.

•	We have a limited operating history and limited experience operating as a company, so we may not be able to successfully operate our business or generate sufficient revenue.

•	We have two lines of credit from affiliates, which allow us to incur a significant amount of secured debt, and are collateralized by a lien against all of our assets. We expect to incur a significant amount of additional debt in the future, including issuance of the Notes, which will subject us to increased risk of loss.

•	Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so repayment of your investment is completely dependent upon our successful operation of our business.

•	Most of our assets are commercial construction loans to homebuilders and/or developers which are a higher than average credit risk, and therefore could expose us to higher rates of loan defaults, which could impact our ability to repay amounts owed to you.

•	We depend on the availability of significant sources of credit to meet our liquidity needs and our failure to maintain these sources of credit could materially and adversely affect our liquidity in the future.

•	If the proceeds from the issuance of the Notes exceed the cash flow needed to fund the desirable business opportunities that are identified, we may not be able to invest all of the funds in a manner that generates sufficient income to pay the interest and principal on the Notes.

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•	The collateral securing our mortgage loans may not be sufficient to pay back the principal amount in the event of a default by the borrowers.

•	Currently we are substantially reliant on the local homebuilding industry in the Pittsburgh, Pennsylvania market.

•	Our business is not industry-diversified and the homebuilding industry has undergone a significant downturn. Further deterioration in industry or economic conditions could further decrease demand and pricing for new homes and residential home lots. A decline in housing values similar to the recent national downturn in the real estate market would have a negative impact on our business. Smaller value declines will also have a negative impact on our business. These factors may decrease the likelihood we will be able to generate enough cash to repay the Notes.

•	We expect to be substantially reliant upon the net offering proceeds we receive from the sale of our Notes to meet principal and interest obligations on previously issued Notes.

•	Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Notes.

•	Additional competition may decrease our profitability, which would adversely affect our ability to repay the Notes.

•	Additional competition for investment dollars may decrease our liquidity, which would adversely affect our ability to repay the Notes.

•	Our real estate loans are illiquid, which could restrict our ability to respond rapidly to changes in economic conditions.

•	Our business plan may result in us rapidly growing our commercial lending business, and a team of employees will need to be hired and perform at a high level for us to be successful. We do not have experience in this type of capital structure (using Notes).

•	Our Chief Executive Officer (who is also on our Board of Managers) will face conflicts of interest as a result of the secured affiliated loans made to us, which could result in actions that are not in the best interests of our Note holders.

•	Our Chief Executive Officer will face conflicts of interest as a result of his equity ownership in the Company, which could result in actions that are not in the best interests of our Note holders.

Q:	How do I purchase a Note?

A:	You may purchase a Note from us by visiting our website at www.shepherdsfinance.com and following the instructions under the heading “Investors” and then “Our Investment Process” or by calling (302) 752-2688 (30-ASK-ABOUT) to request a copy of the prospectus along with an investment application. Upon receipt of your application and investment check and the posting of your investment, we will send you a confirmation, which describes, among other things, the term, interest rate and principal amount of your Note.

We reserve the right to reject any investment. Among other reasons, we may reject an investment if the information in your investment application is incorrect or incomplete, or if the interest rate or maturity you have selected has not been offered by us in the past seven (7) calendar days for your desired investment amount at the time we receive your investment documents.

Q:	Whom may I contact for more information?

A:	You can obtain additional copies of this prospectus and review the established features of the Notes at www.shepherdsfinance.com or by calling (302) 752-2688 (30-ASK-ABOUT). However, the information contained on our website is not part of this prospectus. If you have questions about the suitability of an investment in the Notes for you, you should contact your own investment, tax and other financial advisors.

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PROSPECTUS SUMMARY

This summary highlights selected information, most of which was not otherwise addressed in the “Questions and Answers” section of this prospectus. For more information about us, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” the consolidated financial statements and other consolidated financial data, any related prospectus supplement and the documents we have referred you to in the “Where You Can Find More Information” section. There will be no trading market for the Notes, so you will not be able to use the money you invest until the maturity or other repayment of the Note. Your right to be repaid prior to maturity is at our sole discretion, except upon your death.

Our Company and Our Business

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement, and for U.S. federal income tax purposes, we are taxed as a partnership.

Our Chief Executive Officer (who is also on our Board of Managers) is Daniel M. Wallach. Mr. Wallach is currently our only executive officer and the sole member of management. We have a Board of Managers, which includes two independent Managers. Our officers (of which we currently have one, our Chief Executive Officer) are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business. We currently have one paid employee, our Vice President of Operations. The independent Managers, acting through the nominating and corporate governance committee, must approve all affiliate transactions. All of our outstanding membership interests are owned directly or beneficially by Mr. Wallach and his wife; therefore, Mr. Wallach is able to exercise significant control over our business, including with respect to the composition of our Board of Managers. A Manager may be removed by a vote of holders of 80% of our outstanding voting membership interests.

From 2007 through the majority of 2011, we were the lessor in three commercial real estate leases with 84 Lumber, which was our affiliate. Beginning in late 2011, we began commercial lending to residential homebuilders. Our current loan portfolio is described more fully in this section under the sub heading “Business - Our Loan Portfolio Secured by Real Estate.” We have a limited operating history as a finance company.

On December 30, 2011, we obtained two demand loans from our members to finance our operations. The total outstanding balance on these loans as of December 31, 2013 and 2012 was $0 and $1,108,091, respectively. These demand loans are collateralized by a lien against all of our assets and are senior in right of payment to the Notes.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. Most of the loans are for “spec homes” or “spec lots,” meaning they are built or developed speculatively (with no specific end-user home owner in mind). The loans are secured, and the collateral is the land, lots, and constructed items thereon, as well as additional collateral, as we deem appropriate. Generally, our loans are secured by a first priority mortgage lien; however, we may make loans secured by a second or other lower priority mortgage lien. The loans are demand loans, but the typical length of a home construction loan will range between six months and two years and is expected to average 10 months; the typical length of a development project ranges between three and six years. Larger developments are usually developed in phases. For detailed information regarding our current loan portfolio, see “Business - Our Loan Portfolio Secured by Real Estate.”

In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

To fund our business, we currently have four potential sources of capital: senior secured borrowings; our Notes offering; other unsecured borrowings; and equity capital. We began to advertise in March 2013 and have received approximately $1,739,000 in Notes proceeds as of December 31, 2013.

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Over the past seven years, the housing market has been plagued by declining values and a lack of housing starts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Inflation, Interest Rates, and Housing Starts.” More recently, values and starts have been rising. We believe that, despite the issues in the speculative construction industry that were a result of the declining values and a lack of housing starts, it is a good time for this type of lending because:

•	Many traditional lenders to this market have exited or cut back, reducing competition and allowing large spreads (the difference between cost of funds and the rate we charge our borrowers). Better builders can be obtained as customers, with higher spreads;

•	The number of housing starts and the value of homes built are both low but improving. We believe that we were recently at the bottom of the housing cycle, and it is likely that housing starts and values will both increase over time. Increases in both of these items should have a positive effect on our performance;

•	There are fixed costs involved in running this kind of operation, such as payroll and the costs of being subject to public company reporting requirements. These require a fixed interest rate spread in dollars to cover these costs. Interest spread in 2013 of $439,000 was enough to cover these costs; and

•	We do various things to try to mitigate the risks inherent in this type of lending by:

•	Keeping the loan-to-value ratio, or LTV, between 60% and 75% on a portfolio basis, however, individual loans may, from time to time, have a greater LTV;

•	Generally using deposits from the builder on home construction loans to ensure the completion of the home. Lending losses on defaulted loans are usually a higher percentage when the home is not built, or is only partially built;

•	Having a higher yield than other forms of secured real estate lending;

•	Paying major subcontractors and suppliers directly, which reduces the frequency of liens on the property (liens generally hurt the net realized value of loss mitigation techniques);

•	Aggressively working with builders who are in default on their loan before and during foreclosure. This technique generally yields a reduced realized loss; and

•	Market grading. We review all lending markets, analyzing their historic housing start cycles. Then, the current position of housing starts is examined in each market. Markets are classified into volatile, average, or stable, and then graded based on that classification and our opinion of where the market is in its housing cycle. This grading is then used to determine the builder deposit amount, the LTV, and the yield.

The Offering

Securities Offered	We are offering up to $700,000,000 in aggregate principal amount of our Notes. The Notes are governed by an indenture between us and U.S. Bank, as trustee. The Notes do not have the benefit of a sinking fund and will not be guaranteed by the FDIC or any governmental or private insurance fund, or any other person or entity.
Minimum Investment (in whole dollars)	A minimum investment of $500 is required.
Maximum Investment (in whole dollars)	The maximum investment is $1,000,000 per Note, or $1,000,000 in the aggregate per investor, but a higher maximum investment amount may be approved by us on a case-by-case basis.

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Interest Rate	Various rates will be offered by us from time to time, which will be impacted by the maturity date selected by you (see Maturity below) and the denomination/purchase amount selected by you.
Payment of Interest	Interest will be calculated based on the actual number of days your Note is outstanding. Interest is calculated and compounded monthly based on a 365/366 day year. Interest will be earned daily, and we will pay interest to you monthly or at maturity as you request. If you choose to be paid interest at maturity rather than monthly, the interest will be compounded monthly. If any day on which a payment is due with respect to a Note is not a business day, then you will not be entitled to payment of the amount due until the following business day, and no additional interest will be due as a result of such delay. If you elect to be paid interest monthly, interest on your Note will be paid on the first business day of every month. Your first interest payment date will be the month following the month in which the Note is issued, except that if a new Note is issued within the last 10 days preceding an interest payment date, the first interest payment will be made on the next succeeding interest payment date (i.e. approximately 35-40 days after issuance). No payments under $50 will be made, with any interest payment being accrued to your benefit and earning interest on a monthly compounding basis until the payment due to you is at least $50 on an interest payment date.
Maturity	Ranging from one year to four years from the date of issuance.
Renewals

If we have an effective offering available (and deliver you a current prospectus), we may, at our choosing, offer any one or more of the following renewal options (most likely at an interest rate different from your interest rate) at:

•   the same term length as the original term length;

•   a different term length;

•   various term lengths, from which you may select; or

•   other renewal terms may be offered by us at our choosing.

If you properly complete, execute and return the renewal form at least five business days prior to the maturity date, your Note will be deemed renewed under the renewal terms selected, provided that those terms are still effective (or were effective in the last seven days) at the time we receive your renewal. A Note confirmation will be issued by us within five business days after the original maturity date. Rates are subject to change. You should contact Shepherd’s Finance to confirm the rate in effect at the time of your investment. Our current rates are also included in our SEC filings, which can be found at www.sec.gov. We will honor the rate on the renewal form if it is either current or received within seven (7) days of the date that the particular interest rate and maturity offering selected were discontinued. If you do not respond or if there are no options for renewal offered to you, then principal and any earned but unpaid interest will be paid to you at maturity.

Redemption by You	Subject to our agreement in our sole discretion, you may redeem a Note purchased by you at any time beginning 180 calendar days after the issuance date, with a 180-day interest penalty. This means that you will not receive the last 180 days’ worth of interest and, if the accrued and unpaid interest is not sufficient to cover the amount of the penalty, then any remaining amount of the interest penalty shall be deducted from the principal amount of the Note (i.e. we will subtract the remaining interest penalty from your original investment).

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Redemption in the Event of Death	Unless the subordination provisions in the indenture restrict our ability to make the redemption, at the written request of the executor or administrator of your estate (or if your Note is jointly held with another investor, at the written request of your joint investor), we will redeem the Note at any time after death for a redemption price equal to the principal amount plus earned but unpaid interest payable on the Note, without any interest penalty. We will seek to honor any such redemption request as soon as reasonably possible, based on our then current cash position and needs, but generally within two weeks of the request.
Redemption by Us	At any time we may call your Note for redemption upon 30 to 60 days’ notice. The redemption price will be equal to the principal amount plus accrued and unpaid interest to the date of the redemption.
Subordination	The Notes are subordinated, in all rights to payment and in all other respects, to all of our senior debt. Senior debt includes, without limitation, all of our bank debt and our secured affiliate loans and any we obtain in the future. This means that if we are unable to pay our debts when due, all of the senior debt would be paid first, before any payment would be made on the Notes.
Events of Default	Under the indenture, an event of default is generally defined as (1) a default in the payment of principal or interest on the Notes that is not cured for 30 days, (2) bankruptcy or insolvency, or (3) our failure to comply with provisions of the Notes or the indenture if such failure is not cured or waived within 60 days after the receipt of a specific notice.
Transfer Restrictions	Transfer of a Note is effective only upon the receipt of valid transfer instructions from the Note holder of record.
Trustee	U.S. Bank
Plan of Distribution	This offering is being conducted directly by us, without any underwriter or placement agent.
Charitable Match Program	We offer a charitable match program for interest payments that you elect to give to a qualifying charity. If you choose to participate in the program and donate all or a portion of your interest payments to charity, when we calculate your interest we will deduct the percentage of interest you selected and keep track of that amount separate from your information. After interest is calculated for all Note holders at the beginning of December of each year, all of the money for each charity will be totaled up and sent in one check to each charity. Each check will have the name and address of each contributor, and the amount each contributed. Our matching portion will be included in the total check. We will match your interest payment donation up to 10% of your interest.
Risk Factors	See “Risk Factors” beginning on page 14 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the Notes.

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Summary of Consolidated Financial Data

(All dollar [$] amounts shown in thousands.)

The following table summarizes selected consolidated financial data from our business. You should read this summary together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes thereto included in this prospectus.

The summary consolidated financial data as of and for the fiscal years ended December 31, 2013 and 2012 is derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial data as of and for the fiscal years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of and for the fiscal year ended 2009 is derived from our unaudited consolidated financial statements not included in this prospectus.

As of, and for, the years ended December 31,

	2013	2012	2011	2010	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
Operations Data
Interest income	$596	$581	$5	$–	$–
Interest expense	157	115	–	–	–
Net interest income	439	466	5	–	–
Selling, general and administrative expenses	415	344	5	–	–
Income from continuing operations	24	122	–	–	–
Income from discontinued operations	–	–	309	578	550
Net income	$24	$122	$309	$578	$550

Balance Sheet Data
Cash	$722	$646	$50	$–	$–
Accrued interest on loans	27	26	2	–	–
Deferred financing costs, net	649	596	–	–	–
Other assets	14	10	26	–	–
Loans receivable, net	4,045	3,604	4,580	–	–
Assets of discontinued operations	–	–	–	10,339	10,328
Total assets	5,457	4,882	4,658	10,339	10,328
Customer interest escrow	255	329	450	–	–
Accounts payable and accrued expenses	59	41	–	–	–
Notes payable unsecured	3,239	1,502	1,500	–	–
Notes payable related parties	–	1,108	878	–	–
Liabilities of discontinued operations	–	–	–	7,863	8,253
Total liabilities	3,553	2,980	2,828	7,863	8,253
Members’ capital	1,904	1,902	1,830	2,476	2,075
Members’ contributions	–	–	–	–	–
Members’ distributions (1)	$(22)	$(50)	$(955)	$(177)	$(113)

_______________

(1)	Included in the amount for fiscal 2011 are ($250) for the redemption of the ownership interests of two of our former members; ($383) for return of capital to certain of the remaining members; and ($322) for earnings distributed to the members.

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RISK FACTORS

Our operations and your investment in the Notes are subject to a number of risks. You should carefully read and consider these risks, together with all other information in this prospectus, before you decide to buy the Notes. If any of these risks occur in the future, our business, consolidated financial condition, operating results and cash flows and our ability to repay the Notes could be materially adversely affected.

Risks Related to Our Offering and Structure

Our Notes are not insured or guaranteed by the FDIC or any third party, so repayment of your Note depends upon our equity (which may be limited at times), our experience, the collateral securing our loans and our ability to manage our business and generate adequate cash flows.

Our Notes are not certificates of deposit or similar obligations or guaranteed by any depository institution and are not insured by the FDIC or any governmental or private insurance fund, or any other entity. Therefore, you are dependent upon our ability to manage our business and generate adequate cash flows. If we are unable to generate sufficient cash flow to repay our debts, you could lose your entire investment.

The Notes are risky speculative investments. Therefore, you should not invest in the Notes unless you are able to afford the loss of your entire investment.

The Notes may not be a suitable investment for you, and we advise you to consult with your investment, tax, and other professional financial advisors prior to deciding whether to invest in the Notes. The characteristics of the Notes, including the maturity and interest rate, may not satisfy your investment objectives. The Notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to purchase Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Notes in relation to your other investments and the diversity of those holdings. If you cannot afford to lose all of your investment, you should not invest in these Notes.

There will not be any market for the Notes, so you should only purchase them if you do not have any need for your money prior to the maturity of the Note.

The Notes are not listed on a national securities exchange or authorized for quotation on the NASDAQ Stock Market, or any securities exchange. The Notes do not have a CUSIP identification number; there is no trading market for the Notes; and it is unlikely that the Notes will be able to be used as collateral for a loan. Except as described elsewhere in this prospectus, you have no right to require redemption of the Notes. You should only purchase these Notes if you do not have the need for your money prior to the maturity of the Note.

You will not have the benefit of an independent review of the terms of the Notes, the prospectus or our Company as is customarily performed in underwritten offerings.

The Notes are being offered by our executive officer without an underwriter or placement agent. Therefore, you will not have the benefit of an independent review of the terms of the Notes, the prospectus or our Company. Accordingly, you should consult your investment, tax, and other professional financial advisors prior to deciding whether to invest in the Notes.

Payment on the Notes is subordinate to the payment of our outstanding present and future senior debt, if any. Since there is no limit on the amount of senior debt we may incur, our present and future senior debt may make it difficult to repay the Notes.

As of December 31, 2013, we had $0 of senior debt outstanding, with availability on our senior debt lines of credit of $1,500,000. The Notes are subordinate and junior in priority to any and all of our senior debt and equal to any and all non-senior debt, including other Notes. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we may incur. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment, in full, prior to any payments being made to you as a Note holder or to other non-senior debt. Therefore, upon such maturity of our senior debt, you would only be repaid in full if the senior debt is satisfied first and, following satisfaction of the senior debt, if there is an amount sufficient to fully satisfy all amounts owed under the Notes and any other non-senior debt.

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If we are unable to raise substantial funds, we will be limited in our ability to diversify the loans we make, and our ability to repay the Notes that have been sold will be dependent on the performance of the specific loans we make.

We are conducting this offering of Notes ourselves without any underwriter or placement agent. We have no experience in conducting a notes offering or any other securities offering. Although we intend to sell up to the maximum offering amount of the Notes, there is no minimum amount of proceeds that must be received from the sale of the Notes in order to accept proceeds from Notes actually sold. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified portfolio of loans. If we are unable to raise a substantial amount of funds, we will make fewer loans, resulting in less diversification in terms of the number of loans we make, the borrowers on such loans, and the geographic regions in which our collateral is located. In such event, the likelihood of our profitability being affected by the performance of any one of our loans will increase. Our ability to repay the Notes will be subject to greater risk to the extent that we lack a diversified portfolio of loans.

If we are unable to meet our Note maturity and redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

Our Notes have maturities ranging from one year to four years. In addition, holders of our Notes may request redemption upon death. We intend to pay our Note maturity and redemption obligations using our normal cash sources, such as collections on our loans to customers, as well as proceeds from the sale of the Notes. We may experience periods in which our Note maturity and redemption obligations are high. Since our loans are generally repaid when our borrower sells a real estate asset, our operations and other sources of funds may not provide sufficient available cash flow to meet our continued Note maturity and redemption obligations.  Therefore, we will be substantially reliant upon the net offering proceeds we receive from the sale of the Notes to pay these obligations.  If we are unable to repay or redeem the principal amount of the Notes when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

There is no “early warning” on your Note if we perform poorly. Only interest and principal payment defaults on your Note can trigger a default on your Note prior to a bankruptcy.

There are a limited number of performance covenants to be maintained under the Notes and/or the indenture. Therefore, no “early warning” of a possible default by us exists. Under the indenture, only (i) the non-payment of interest and/or principal on the Notes by us when payments are due, (ii) our bankruptcy or insolvency, or (iii) a failure to comply with provisions of the Notes or the indenture (if such failure is not cured or waived within 60 days after receipt of a specific notice) could cause a default to occur.

Management has broad discretion over the use of proceeds from this offering, and it is possible that the funds will not be used effectively to generate enough cash for payment of principal and interest on the Notes.

We expect to use the proceeds from this offering for purposes detailed in our prospectus under the “Questions and Answers” and “Use of Proceeds” sections. Because no specific allocation of the proceeds is required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used.

The indenture does not contain the type of covenants restricting our actions, such as restrictions on creating senior debt, paying distributions to our owners, merging, recapitalizing, and/or entering into highly leveraged transactions. The indenture does not contain provisions requiring early payment of Notes in the event we suffer a material adverse change in our business or fail to meet certain financial standards. Therefore, the indenture provides very little protection of your investment.

The Notes do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our consolidated financial condition, results of operations or cash flows. For example, the indenture does not contain any restrictions on our ability to create or incur senior debt or other debt to pay distributions to our equity holders, including our Chief Executive Officer. It also does not contain any financial covenants (such as a fixed charge coverage or a minimum amount of equity) to help ensure our ability to pay interest and principal on the Notes. The indenture does not contain provisions that permit Note holders to require that we redeem the Notes if there is a takeover, recapitalization or similar restructuring. In addition, the indenture does not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. Therefore, the indenture provides very little protection of your investment.

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We are controlled by Daniel M. Wallach, as, currently, he is our only executive officer and beneficially owns all of our outstanding membership interests.

Daniel M. Wallach, our Chief Executive Officer (who is also on our Board of Managers), constructively or beneficially owns all of the equity interests in our Company. As our only executive officer, Mr. Wallach is responsible for all aspects of our day-to-day operations. Though the approval of the independent Managers is required for all affiliate transactions, Mr. Wallach will, nonetheless, be able to exercise significant control over our affairs as the independent Managers may be removed by a vote of holders of 80% of our outstanding voting membership interests.

If we lose or are unable to hire or retain key personnel, we may be delayed or unable to implement our business plan, which would adversely affect our ability to repay the Notes.

Our success depends to a significant degree upon the contributions of Daniel M. Wallach, our Chief Executive Officer and Manager. We do not have an employment agreement with Mr. Wallach and cannot guarantee that he will remain affiliated with us. If he were to cease his affiliation with us, our operating results would suffer. We believe that our future success depends, in part, upon our ability to hire and retain additional personnel. We cannot assure you that we will be successful in attracting and retaining such personnel, which could hinder our ability to implement our business plan.

You will not have the opportunity to evaluate our investments before they are made.

We intend to use the net offering proceeds in accordance with the “Use of Proceeds” section below, including investment in secured real estate loans for the acquisition and development of parcels of real property as single-family residential lots and/or the construction of single-family homes. Since we have not identified any investments that we will make with the future net proceeds of this offering, we are generally unable to provide you with information to evaluate the potential investments we may make with the net offering proceeds before you purchase the Notes. You must rely on our management to evaluate our investment opportunities, and we are subject to the risk that our management may not be able to achieve our objectives, may make unwise decisions or may make decisions that are not in our best interest.

There is no sinking fund to ensure repayment of the Notes at maturity, so you are totally reliant upon our ability to generate adequate cash flows.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the Notes upon maturity. Because funds are not set aside periodically for the repayment of the Notes over their respective terms, you must rely on our consolidated cash flows from operations, investing and financing activities and other sources of financing for repayment, such as funds from the sale of the Notes, loan repayments, and other borrowings. To the extent cash flows from operations and other sources are not sufficient to repay the Notes, you may lose all or part of your investment.

If we default in our Note payment obligations, the indenture agreement provides that the trustee could accelerate all payments due under the Notes, which would further negatively affect our financial position.

Our obligations with respect to the Notes are governed by the terms of indenture agreement with U.S. Bank, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any Note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding Notes could declare all principal and accrued interest immediately due and payable. If our total assets do not cover these payment obligations, we would most likely be unable to make all payments under the Notes when due, and we might be forced to cease our operations.

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The portion of our business plan utilizing a note offering for a source of funds for commercial lending purposes is new to us. This may decrease the likelihood that we will be successful and able to pay principal and interest on the Notes.

We have no experience with managing a notes offering as a source of funds for our business activities. This decreases the likelihood that the results from our new business plan will be similar to or better than the results we obtained under our prior business plan. If we are not successful, our ability to pay principal and interest on the Notes may be adversely affected.

If a large number of our Note holders die, we may be unable to repay their investments.

Upon the death of an investor, if requested by the executor or administrator of the investor’s estate (or if the Note is held jointly, by the surviving joint investor), we are obligated to redeem his or her Notes without any interest penalty. Such redemption requests are not subject to our consent but may be subject to restrictions in the indenture. If a large number of our investors, or a single investor holding a significant portion of the Notes, die within a short period of time, we could be faced with a large number of redemption requests. If the amounts of those redemptions are too high, and we cannot offset them with loan repayments, secure new financing, or issue additional Notes, we may not have the liquidity to redeem the investments.

We have the right to pay your investment back to you before the stated maturity of your investment. If we do, you may not be able to reinvest the proceeds at comparable rates and you will stop earning interest on your investment.

At any time we may redeem all or a portion of the outstanding Notes purchased by you prior to their maturity. In the event we redeem any part or all of your Notes early, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be higher or lower.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We will remain an “emerging growth company” until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenues of $1 billion or more, (2) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement, (3) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common equity held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (4) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, which require mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor must provide additional information about the audit and the issuer’s financial statements, (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (4) provide certain disclosures relating to executive compensation generally required for larger public companies or (5) hold shareholder advisory votes on executive compensation.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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Risks Related to Our Business

Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for most of our revenues and a portion of our financing.

As of December 31, 2013, 98% of our outstanding loan balance consisted of loans made to Benjamin Marcus Homes, LLC and Investor’s Mark Acquisitions, LLC, both of which are owned by Mark Hoskins (collectively all three parties referred to herein as the “Hoskins Group”). We also have an unsecured loan payable to Investor’s Mark Acquisitions, LLC. Therefore, currently, we are substantially reliant upon a single developer and homebuilder for all of our revenues and a portion of our financing. Any event of bankruptcy, insolvency or general downturn in the business of this developer and homebuilder will have a substantial adverse financial impact on our business and our ability to pay back your investment in the Notes in the long term.

We have a limited operating history and limited experience operating as a company, so we may not be able to successfully operate our business or generate sufficient revenue.

We were organized in May 2007 and, in the past, we were the lessor in three commercial real estate leases with an affiliate, 84 Lumber. At the time of the initial leases, our Chief Executive Officer, Daniel M. Wallach, was the Chief Financial Officer of 84 Lumber. Mr. Wallach’s employment with 84 Lumber ended in April 2011, and the leased properties were sold to 84 Lumber affiliates in May and September 2011, thereby terminating the leases. In December 2011, we made our first real estate loan of the type described in our “Business” section. Therefore, we have a limited operating history and limited experience operating as a company from which to evaluate our business or our likelihood of future success in operating our business, generating revenues, or achieving profitability. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies described in this prospectus.

We have two lines of credit from affiliates which allow us to incur a significant amount of secured debt. These lines are collateralized by a lien against all of our assets. We expect to incur a significant amount of additional debt in the future, including issuance of the Notes, which will subject us to increased risk of loss.

As of December 31, 2013, we had $0 of secured debt outstanding, with availability on our senior debt lines of credit of $1,500,000. These lines are from affiliates. The affiliate loans are collateralized by a lien against all of our assets. In addition, we expect to incur a significant amount of additional debt in the future, including issuance of the Notes, borrowing under credit facilities and other arrangements. The Notes will be subordinated in right of payment to all secured debt, including the affiliate loans. Therefore, in the event of a default on the secured debt, affiliates of our Company, including Mr. Wallach, have the right to receive payment ahead of our Note holders. Accordingly, our business is subject to increased risk of a total loss of your investment if we are unable to repay all of our secured debt, including the affiliate loans.

Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so repayment of your investment is completely dependent upon our successful operation of our business.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks, and thrift institutions, and are not subject to periodic compliance examinations by federal or state banking regulators. For example, we will not be well diversified in our product risk, and we cannot benefit from government programs designed to protect regulated financial institutions. Therefore, an investment in our Notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on and of Notes purchased by you is completely dependent upon our successful operations of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the Notes will be impaired.

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Most of our assets are commercial construction loans to homebuilders and/or developers which are a higher than average credit risk, and therefore could expose us to higher rates of loan defaults, which could impact our ability to repay amounts owed to you.

Our primary business is extending commercial construction loans to homebuilders, along with some loans for land development. These loans are considered higher risk because the ability to repay depends on the homebuilder’s ability to sell a newly built home. These homes typically are not sold by the homebuilder prior to commencement of construction. Therefore, we may have a higher risk of loan default among our customers than other commercial lending companies. If we suffer increased loan defaults, in any given period, our operations could be materially adversely affected and we may have difficulty making our principal and interest payments on the Notes.

We depend on the availability of significant sources of credit to meet our liquidity needs and our failure to maintain these sources of credit could materially and adversely affect our liquidity in the future.

We plan to maintain a line of credit with a financial institution in the future, so that we may draw funds when necessary to meet our obligation to redeem maturing Notes, pay interest on the Notes, meet our commitments to lend money to our customers, and for other general corporate purposes. We do not have a financial institution line of credit at this time. If we fail to obtain such a line of credit or maintain one, we will be more dependent on the proceeds from the Notes for our continued liquidity. If the sale of the Notes is significantly reduced or delayed for any reason and we fail to obtain or renew a line of credit, or we default on our line of credit, our ability to meet our obligations, including our Note obligations, could be materially adversely affected, and we may not have enough cash to pay back your investment. Also, the failure to maintain an active line of credit (and therefore using cash for liquidity instead of a borrowing line), even though we have liquidity from the Notes, will reduce our earnings, because we will be paying interest on the Notes, while we are holding cash instead of reducing our borrowings.

If the proceeds from the issuance of the Notes exceed the cash flow needed to fund the desirable business opportunities that are identified, we may not be able to invest all of the funds in a manner that generates sufficient income to pay the interest and principal on the Notes.

Our ability to pay interest on our debt, including the Notes, pay our expenses, and cover loan losses is dependent upon interest and fee income we receive from loans extended to our customers. If we are not able to lend to a sufficient number of customers at high enough interest rates, we may not have enough interest and fee income to meet our obligations, which could impair our ability to pay interest and principal to you. If money brought in from new Notes and from repayments of loans from our customers exceeds our short term obligations such as expenses, Note interest and redemptions, and line of credit principal and interest, then it is likely to be held as cash, which will have a lower return than the interest rate we are paying on the Notes. This will lower earnings and may cause losses which could impair our ability to repay the principal and interest on the Notes.

The collateral securing our mortgage loans may not be sufficient to pay back the principal amount in the event of a default by the borrowers.

In the event of default, our mortgage loan investments are generally dependent entirely on the loan collateral to recover our investment. Our loan collateral consists primarily of a mortgage on the underlying property. In the event of a default, we may not be able to recover the premises promptly and the proceeds we receive upon sale of the property may be adversely affected by risks generally related to interests in real property, including changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in interest rates, real estate tax rates and other operating expenses including energy costs, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, and other factors which are beyond our or our borrowers’ control. Current market conditions may reduce the proceeds we are able to receive in the event of a foreclosure on our collateral. Our remedies with respect to the loan collateral may not provide us with a recovery adequate to recover our investment.

Currently, we are substantially reliant on the local homebuilding industry in the Pittsburgh, Pennsylvania market.

Our loan investments are currently not diversified geographically. As of December 31, 2013, 98% of our outstanding loan balances are concentrated in the Pittsburgh, Pennsylvania market. We believe that home values are the predominant factor which impacts the amount of money we may lose on loans which default. Even during the recent recession, home prices in the Pittsburgh market have steadily risen. It is still possible that the Pittsburgh housing market could become subject to the same negative conditions that have affected home values nationally. Because of our reliance on the Pittsburgh housing market, any adverse conditions affecting the local housing market in this area will have a magnified adverse effect on our loan portfolio and adversely affect our ability to pay back your investment in the Notes. Adverse conditions affecting the local housing market could include, but are not limited to, declines in new housing starts, declines in new home prices, declines in new home sales, increases in the supply of available building lots or built homes available for sale, increases in unemployment, and unfavorable demographic changes.

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Our business is not industry-diversified and the homebuilding industry has undergone a significant downturn. Further deterioration in industry or economic conditions could further decrease demand and pricing for new homes and residential home lots. A decline in housing values similar to the recent national downturn in the real estate market would have a negative impact on our business. Smaller value declines will also have a negative impact on our business. These factors may decrease the likelihood we will be able to generate enough cash to repay the Notes.

Developers and homebuilders to whom we may make loans will use the proceeds of our loans to develop raw land into residential home lots and construct homes. The developers obtain the money to repay our development loans by selling the residential home lots to homebuilders or individuals who will build single-family residences on the lots, or by obtaining replacement financing from other lenders. A developer’s ability to repay our loans is based primarily on the amount of money generated by the developer’s sale of its inventory of single-family residential lots. Homebuilders obtain the money to repay our loans by selling the homes they construct or by obtaining replacement financing from other lenders, and thus, the homebuilders’ ability to repay our loans is based primarily on the amount of money generated by the sale of such homes.

The homebuilding industry is cyclical and is significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment level and job growth;

•	demographic trends, including population increases and decreases and household formation;

•	availability of financing for homebuyers;

•	interest rates;

•	affordability of homes;

•	consumer confidence;

•	levels of new and existing homes for sale, including foreclosed homes and homes held by investors and speculators; and

•	housing demand generally.

These conditions may occur on a national scale or may affect some of the regions or markets in which we operate more than others.

We generally lend a percentage of the values of the homes and lots. These values are determined shortly prior to the lending. If the values of homes and lots in markets in which we lend drop fast enough to cause the builders losses that are greater than their equity in the property, we will be forced to liquidate the loan in a fashion which will cause us to lose money. If these losses, when combined and added to our other expenses, are greater than our revenue from interest charged to our customers, we will lose money overall, which will hurt our ability to pay interest on the Notes and repay the principal on the Notes. Values are typically affected by demand for homes, which can change due to many factors, including but not limited to, demographics, interest rates, overall economy, cost of building materials and labor, availability of financing for end-users, inventory of homes available and governmental action or inaction. The tightening credit markets have made it more difficult for potential homeowners to obtain financing to purchase homes. If housing prices continue to decline or sales in the housing market continue to decline, our customers may have a hard time selling their homes at a profit. This could cause the amount of defaulted loans that we will own to increase. An increase in defaulted loans would reduce our revenue and could lead to losses on our loans. A decline in housing prices will further increase our losses on defaulted loans. If the amount of defaulted loans or the loss per defaulted loan is large enough, we will operate at a loss, which will decrease our equity. This could cause us to become insolvent, and we will not be able to pay back your investment in the Notes.

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We expect to be substantially reliant upon the net offering proceeds we receive from the sale of our Notes to meet principal and interest obligations on previously issued Notes.

We intend to use the net offering proceeds from the sale of Notes to, among other things, make payments on other borrowings, fund redemption obligations, make interest payments on the Notes, and to run our business to the extent that other sources of liquidity from our operations (e.g., repayment of loans we have previously extended to our customers) and our credit line are inadequate. However, these other sources of liquidity are subject to risks. Our operations alone may not produce a sufficient return on investment to repay interest and principal on our outstanding Notes. We may not be able to obtain or retain a line of credit. We may not be able to attract new investors, have sufficient loan repayments, or have sufficient borrowing capacity when we need additional funds to repay principal and interest on our outstanding Notes or redeem our outstanding Notes. If any of these things occur, our liquidity and capital needs may be severely affected and we may be forced to sell off our loan receivables and other operating assets, or we might be forced to cease our operations.

Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Notes.

To service our total indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. We cannot assure you that our business plans will succeed or that we will achieve our anticipated financial results, which may prevent us from being able to pay our obligations under the Notes.

Additional competition may decrease our profitability, which would adversely affect our ability to repay the Notes.

We may experience increased competition for business from other companies and financial institutions that are willing to extend the same types of loans that we extend at lower interest rates and/or fees. These competitors also may have substantially greater resources, lower cost of funds, and a better established market presence. If these companies increase their marketing efforts to our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates, interest income or fees could have an adverse impact on our profitability and our ability to repay the Notes.

Additional competition for investment dollars may decrease our liquidity, which would adversely affect our ability to repay the Notes.

We could experience increased competition for investment dollars from other companies and financial institutions that are willing to offer higher interest rates. We may be forced to increase our interest rates in order to maintain or increase the issuance of Notes. Any increase in our interest rates could have an adverse impact on our liquidity and our ability to meet a debt covenant under any future lines of credit obtained and/or to repay the Notes.

Our real estate loans are illiquid, which could restrict our ability to respond rapidly to changes in economic conditions.

The real estate loans we currently hold and intend to extend are illiquid. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic or other conditions may be very limited.

If we, our ownership, or any of our future employees suffer from severe negative publicity, we could be faced with significantly greater payments on Note redemption obligations than we have cash available for such payments or redemptions.

If we, our ownership, or any of our future employees suffer from severe negative publicity, our rate of new Note issuances could be negatively impacted, which would reduce the amount of cash available to make interest and principal payments on our debt including the Notes. In such event, we could be declared in default on the Notes and other debt instruments, and you could lose your entire investment.

If we do not achieve our anticipated financial results, we may not be able to generate sufficient cash flows from operating, investing and financing activities or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the Notes.

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We are subject to risk of significant losses on our loans because we do not require our borrowers to insure the title of their collateral for our loans.

It is customary for lenders extending loans secured by real estate to require the borrower to provide title insurance with minimum coverage amounts set by the lender. We do not plan to require some or all of our homebuilders to provide title insurance on their collateral for our loans to them. This represents an additional risk to us as the lender. The homebuilder may have a title problem which normally would be covered by insurance, but may result in a loss on the loan because insurance proceeds are not available.

Increases in interest rates, reductions in mortgage availability or increases in other costs of home ownership could prevent potential customers from buying new homes and adversely affect our business and financial results.

Most new home purchasers finance their home purchases through lenders providing mortgage financing. Prior to the recent volatility in the financial markets, interest rates were at historically low levels and a variety of mortgage products were available. As a result, home ownership became more accessible. The mortgage products available included features that allowed buyers to obtain financing for a significant portion or all of the purchase price of the home, had very limited underwriting requirements or provided for lower initial monthly payments. Accordingly, more people were qualified for mortgage financing.

Since 2007, the mortgage lending industry has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This, in turn, resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements tightened, and investor demand for mortgage loans and mortgage-backed securities declined. In general, fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans make it more difficult for many buyers to finance the purchase of homes. These factors serve to reduce the pool of qualified homebuyers and made it more difficult to sell to first time and move-up buyers.

A reduction in the demand for new homes may reduce the amount and price of the residential home lots sold by the developers and homebuilders to which we loan money and/or increase the amount of time such developers and homebuilders must hold the home lots in inventory. These factors increase the likelihood of defaults on our loans, which would adversely affect our business and financial results.

In the event we foreclose on the property securing certain of our loans, we have agreed to provide a limited preference in our foreclosure proceeds to a third party, which could reduce the amount of proceeds that we would receive on a foreclosure of the property.

The property securing the New IMA Loan and the Existing IMA Loan (as such terms are defined in “Business — Our Loan Portfolio Secured by Real Estate”) is subject to a mortgage in the amount of $1,290,000, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225,000, which excludes the collateral securing the BMH Loan (as such term is defined in “Business — Our Loan Portfolio Secured by Real Estate”). The holder of this mortgage is then entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds.

In the event of a foreclosure on the property securing certain of our loans, we are subordinate to a third party, which could reduce the amount of proceeds that we would receive on a foreclosure of the property.

Some of the property securing the BMH Loan is subject to a mortgage in the amount of $1,146,000, which is held by an unrelated third party and is superior to our mortgage. If we or the third party foreclose on that portion of the BMH Loan’s collateral, the first $1,146,000 received from the sale of the property will go to the superior mortgage holder, which will reduce the amount available to satisfy our mortgage.

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In the event of a foreclosure on the property securing certain of our loans where we are subordinate to a third party, to minimize our loss on the property, we may choose to buy the mortgage in front of us, which would reduce the amount of proceeds that we have to invest in performing loans, reducing our profitability.

The first mortgage on the BMH Loan, which is superior to our mortgage, allows us to buy the first mortgage for a set price in the case of foreclosure on the property securing such mortgage. If we choose to execute this option, we would have less funds available to invest in performing loans, reducing our profitability.

If a large number of our current and prospective borrowers are unable to repay their loans within a normal average number of months, we will experience a significant reduction in our income and/or liquidity, and may not be able to repay the Notes as they become due.

Construction loans that we extend are expected to be repaid in a normal average number of months, typically 10 months, depending on the size of the loan. Development loans are expected to last for many years. We have interest paid on a monthly basis, but also charge a fee which will be earned over the life of the loan. If these loans are repaid over a longer period of time, the amount of income that we receive on these loans expressed as a percentage of the outstanding loan amount will be reduced, and fewer loans with new fees will be able to be made, since the cash will not be available. This will reduce our income as a percentage of the Notes, and if this percentage is significantly reduced it could impair our ability to pay our Note holders principal and interest on the Notes.

The homebuilding industry could experience adverse conditions, and the industry’s implementation of strategies in response to such conditions may not be successful.

The United States homebuilding industry experienced a significant downturn beginning in 2007. During the course of the downturn, many homebuilders focused on generating positive operating cash flow, resizing and reshaping their product for a more price-conscious consumer and adjusting finished new home inventories to meet demand, and did so in many cases by significantly reducing the new home prices and increasing the level of sales incentives. Notwithstanding these strategies, homebuilders continued to experience an elevated rate of sales contract cancelations, as many of the factors that affect new sales and cancelation rates are beyond the control of the homebuilding industry. Although the homebuilding industry recently experienced positive gains, there can be no assurance that these gains will continue. The homebuilding industry could suffer similar, or worse, adverse conditions in the future. Continued decreases in new home sales would increase the likelihood of defaults on our loans and, consequently, reduce our ability to repay your investment in the Notes.

Our cost of funds is substantially higher than that of banks.

Because we do not offer FDIC insurance, and because we want to grow our Note program faster than most banks want to grow their CD base, our Notes offer significantly higher rates than bank CDs. As a result, our cost of funds are higher than banks’ cost of funds. This may make it more difficult for us to compete against banks when they rejoin our niche lending market in large numbers. This could result in losses which could impair or eliminate our ability to pay interest and principal on our outstanding Notes.

We are exposed to risk of environmental liabilities with respect to properties which we take title. Any resulting environmental remediation expense may reduce our ability to repay the Notes.

In the course of our business, we may foreclose and take title to real estate that could be subject to environmental liabilities. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical release at any property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

We are subject to the general market risks associated with real estate construction and development.

Our financial performance will depend on the successful construction and/or development and sale of the homes and real estate parcels that serve as security for the loans we make to homebuilders and developers. As a result, we will be subject to the general market risks of real estate construction and development, including weather conditions, the price and availability of materials used in construction of homes and development of lots, environmental liabilities and zoning laws, and numerous other factors that may materially and adversely affect the success of the projects.

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We may be subject to changes in our business as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. These changes may restrict our ability to pursue or limit the feasibility of pursuing our business plan.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 represents a comprehensive overhaul of the financial services industry within the United Sates and will require a number of federal agencies to implement numerous new rules, many of which may not be implemented for several months or years. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting regulations will impact our business. However, compliance with these laws and regulations may impact our lending operations and/or result in additional costs and expenses, which may impact our consolidated results of operations, financial condition or liquidity.

We are required to devote resources to comply with various provisions of the Sarbanes-Oxley Act, including Section 404 relating to internal controls testing, and this may reduce the resources we have available to focus on our core business.

Pursuant to Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the fiscal year 2013, our management is required to report on the effectiveness of our internal controls over financial reporting. We may encounter problems or delays in completing any changes necessary to our internal controls over financial reporting. Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Any failure to comply with the various requirements of the Sarbanes-Oxley Act may require significant management time and expenses and divert attention or resources away from our core business. In addition, we may encounter problems or delays in completing the implementation of any requested improvements provided by our independent registered public accounting firm.

If we do not meet the requirements to maintain effective internal controls over financial reporting, our ability to raise new capital will be harmed.

If we do not maintain effective internal controls over our financial reporting in accordance with Section 404, it could result in delaying future SEC filings or future offerings. If future SEC filings or future offerings are delayed, it could have an extreme negative impact on our cash flow causing us to default on our obligations.

Our business plan may result in us rapidly growing our commercial lending business, and a team of employees will need to be hired and perform at a high level for us to be successful. We do not have experience in this type of capital structure (using Notes).

There are many risks in running this business plan, including but not limited to rapid growth, liquidity and capital structure issues, and changing markets. We believe that we have effectively created a start-up financial institution. Most start-up financial institutions experience steady growth over a long period of time, typically measured in years. In contrast, we may find that we rapidly grow to our desired portfolio size. We cannot be sure that we will be successful in managing our growth. In order to successfully manage our growth, we must:

•	hire, train, manage and retain employees;

•	create loan products that are attractive to customers, protect us, and are profitable;

•	manage the duration and amounts of both our assets (loans to customers) and liabilities (our line of credit, Notes, and other debt);

•	create systems to track both our investors’ and our customers’ accounts; and

•	control our expenses.

The strains posed by these demands are magnified by the start-up nature of our operations. Our failure to operate profitably or with enough liquidity could prevent us from being able to pay interest or principal on the Notes.

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Risks Related to Conflicts of Interest

Our Chief Executive Officer (who is also on our Board of Managers) will face conflicts of interest as a result of the secured affiliated loans made to us, which could result in actions that are not in the best interests of our Note holders.

As of December 31, 2013, we had borrowed $0 from The 2007 Daniel M. Wallach Legacy Trust, with availability on that line of credit of $250,000, and $0 from Daniel M. Wallach, our Chief Executive Officer (who is also on our Board of Managers), and his wife, Joyce Wallach, with availability on that line of credit of $1,250,000. These affiliate loans are collateralized by a lien against all of our assets. The Notes are subordinated in right of payment to all secured debt, including these affiliate loans. Pursuant to each promissory note, the affiliates have the option of funding any amount up to the face amount of the note, in the lender’s sole and absolute discretion. Therefore, Mr. Wallach will face conflicts of interest in deciding whether and when to exercise any rights pursuant to the promissory notes and pledge agreement. If these Wallach affiliates exercise their rights to collect on their collateral upon a default by us, we could lose some or all of our assets, which could have a negative effect on our ability to repay the Notes.

Our Chief Executive Officer will face conflicts of interest as a result of his equity ownership in the Company, which could result in actions that are not in the best interests of our Note holders.

Our Chief Executive Officer beneficially owns all of the voting and non-voting equity of the Company. Since the Company is taxed as a partnership for federal income tax purposes, all profits and losses flow through to the equity owners. Therefore, Mr. Wallach and his affiliated equity owners of the Company will be motivated to distribute profits to the equity owners on an annual basis, rather than retain earnings in the Company for Company purposes. There is currently no limit in the indenture or otherwise on the amount of funds that may be distributed by the Company to its equity owners. If substantial funds are distributed to the equity owners, the liquidity and capital resources of the Company will be reduced and our ability to repay the Notes may be negatively impacted.

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus, including without limitation, “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including but not limited to those set forth in the “Risk Factors” section of this prospectus.

If any of the events described in “Risk Factors” occur, they could have an adverse effect on our business, financial condition, and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in this prospectus in mind. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

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USE OF PROCEEDS

(All dollar [$] amounts shown in thousands.)

We expect to incur approximately $959 in initial expenses to offer the Notes pursuant to this prospectus. The net proceeds we receive from this offering will be equal to the amount of the Notes we sell, less our offering expenses. If we sell the maximum offering amount of the Notes, which is $700,000, we estimate that our net proceeds less our initial offering expenses will be approximately $699,041.

We receive cash proceeds in varying amounts from time to time as the Notes are sold. A number of factors prevent us from precisely calculating the allocation of proceeds. The amount and timing from inflows depend on the sale of Notes, our customer loan repayments, and our borrowing capacity. Further, the Notes have varying lengths of maturity and dates of issuance, which make it impossible to predict with any accuracy how much proceeds will be used to redeem the Notes in any given year. We also cannot predict how many Notes will be sold or the amount of interest expense that will be incurred. Finally, we lack the operating experience that could provide guidance in estimating expenses. For these reasons, we cannot provide any specific allocation of proceeds we will use for any particular purpose. However, we intend to use substantially all of the net offering proceeds as follows, in the following order of priority:

•	to make payments on other borrowings, including loans from affiliates;

•	to pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	to make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, to fund any one or more of the following activities:

o	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

o	to make distributions to equity owners;

o	for working capital and other corporate purposes;

o	to purchase defaulted secured debt from financial institutions at a discount;

o	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

o	to purchase real estate, which we will operate our business in; and

o	to redeem Notes which we have decided to redeem prior to maturity.

As discussed under “Certain Relationship and Related Transactions – Transaction with Affiliates,” we obtained two demand loans from our members to finance our operations. We intend to use the net proceeds from this offering to pay down and possibly discharge these loans. Each of the loans bears interest at a rate equal to the lender’s cost of funds, defined in the promissory notes evidencing the loans as the weighted average price paid by the lender on or in connection with all of its borrowed funds. As of December 31, 2013 and 2012, the interest rate was 3.71% and 3.93%, respectively, for both of the loans. We also intend to use the proceeds of this offering to pay off Notes as they mature or otherwise become payable. The interest rates on the Notes will vary based on the date on which they were issued, and the maturities will be between one and four years.

There is no minimum number or amount of the Notes that we must sell to receive and use the proceeds from the sale of the Notes, and we cannot assure you that all or any portion of the Notes will be sold. In the event that we do not raise sufficient proceeds from our offerings of Notes, we could curtail the amount of funds we loan to our customers, or we could wrap up operations and pay back our debt, including the Notes. This might result in the Notes being paid back early. Please see “Risk Factors – Risks Related to Our Business – We will be substantially reliant upon the net offering proceeds we receive from the sale of our Notes to meet our liquidity needs,” “Risk Factors – Risks Related to our Offering – There is no sinking fund to ensure repayment of the Notes at maturity, so you are totally reliant upon our ability to generate adequate cash flows” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

We anticipate that the net proceeds of the offering will be sufficient to accomplish the offering’s purposes. However, to ensure that we maintain sufficient availability of funds, we intend to maintain a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. We currently have a limited secured line of credit though an affiliate that would not allow us to reach this desired 20% level if the offering proceeds grow significantly. Therefore, we will actively seek a secured line from a bank or other financial institution that would replace this limited affiliated line of credit.

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SELECTED FINANCIAL DATA

(All dollar [$] amounts shown in thousands.)

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results and information are not necessarily indicative of our future results.

The summary consolidated financial data as of and for the fiscal years ended December 31, 2013 and 2012 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the fiscal years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of and for the fiscal year ended 2009 is derived from our unaudited consolidated financial statements not included in this prospectus.

As of, and for, the years ended December 31,

	2013	2012	2011	2010	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
Operations Data
Interest income	$596	$581	$5	$–	$–
Interest expense	157	115	–	–	–
Net interest income	439	466	5	–	–
Selling, general and administrative expenses	415	344	5	–	–
Income from continuing operations	24	122	–	–	–
Income from discontinued operations	–	–	309	578	550
Net income	$24	$122	$309	$578	$550

Balance Sheet Data
Cash	$722	$646	$50	$–	$–
Accrued interest on loans	27	26	2	–	–
Deferred financing costs, net	649	596	–	–	–
Other assets	14	10	26	–	–
Loans receivable, net	4,045	3,604	4,580	–	–
Assets of discontinued operations	–	–	–	10,339	10,328
Total assets	5,457	4,882	4,658	10,339	10,328
Customer interest escrow	255	329	450	–	–
Accounts payable and accrued expenses	59	41	–	–	–
Notes payable unsecured	3,239	1,502	1,500	–	–
Notes payable related parties	–	1,108	878	–	–
Liabilities of discontinued operations	–	–	–	7,863	8,253
Total liabilities	3,553	2,980	2,828	7,863	8,253
Members’ capital	1,904	1,902	1,830	2,476	2,075
Members’ contributions	–	–	–	–	–
Members’ distributions (1)	$(22)	$(50)	$(955)	$(177)	$(113)

_______________

(1)	Fiscal 2011 includes in this amount ($250) for the redemption of the ownership interests of two of our former members; ($383) was a return of capital to certain of the remaining members; and ($322) was earnings distributed to the members.

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Summarized unaudited interim consolidated financial data

for the quarters ended

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Operations Data
Interest income	$126	$150	$169	$151
Interest expense	27	36	51	43
Net interest income	99	114	118	108
Selling, general and administrative expenses	140	114	77	84
Net income	$(41)	$–	$41	$24

	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Operations Data
Interest income	$161	$141	$142	$137
Interest expense	27	29	30	29
Net interest income	134	112	112	108
Selling, general and administrative expenses	123	57	78	86
Net income	$11	$55	$34	$22

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BUSINESS

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

From 2007 through the majority of 2011, we were the lessor in three commercial real estate leases with an affiliate, 84 Lumber Company. Beginning in late 2011, we began commercial lending to residential homebuilders. Our current loan portfolio is described more fully in this section under the sub heading “Our Loan Portfolio Secured by Real Estate.” We have a limited operating history as a finance company. We currently have one paid employee, our Vice President of Operations. Our only executive officer is our Chief Executive Officer, Daniel M. Wallach. Our Board of Managers is comprised of Mr. Wallach and two independent Managers–Bill Myrick and Kenneth R. Summers. Our officers are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business. See “Investment Objectives and Opportunity.”

Our Chief Executive Officer, Daniel M. Wallach, has been in the housing industry since 1985. For 11 years, he was the CFO of 84 Lumber, a multi-billion dollar supplier of building materials to home builders. He also was responsible for 84 Lumber’s lending business for 20 years. During those years, he was responsible for the creation and implementation of many secured lending programs to builders, some of which were performed fully by 84 Lumber, and some of which were performed in partnership with banks. In general, both the creation of all loans and the resolution of defaulted loans were Mr. Wallach’s responsibility, whether the loans were company loans or loans in partnership with banks. Through these programs, he was responsible for the creation of approximately $2,000,000,000 in loans which generated interest spread of $50,000,000 after deducting for loan losses. Through the years, Mr. Wallach managed the development of systems for reducing and managing the risks and losses on defaulted loans. Mr. Wallach also was responsible for 84 Lumber’s unsecured debt to builders, which reached over $300,000,000 at its peak. He also gained experience in securing defaulted unsecured debt.

To fund our business, we currently have four potential sources of capital: senior secured borrowings; our Notes offering; other unsecured borrowings; and equity capital. We began to advertise in March 2013 and have received approximately $1,739,000 in Notes proceeds as of December 31, 2013. We anticipate continuing our sales efforts in 2014, focusing on the efforts that have proven fruitful.

Investment Objectives and Opportunity

Background and Strategy

Finance markets are highly fragmented, with numerous large, mid-size and small lenders and investment companies, such as banks, savings and loan associations, credit unions, insurance companies and institutional lenders, all competing for investment opportunities. Many of these market participants have experienced losses, as a result of the current credit environment, over the last seven years from this type of lending, and, as a result of credit losses and restrictive government oversight, are not participating in this market to the extent they had before the credit crisis (as evidenced by the general lack of availability of construction financing and the higher cost of financing for the few deals actually done). We believe that these lenders will be unable to satisfy the current demand for residential construction financing, creating attractive opportunities for niche lenders such as us for many years to come. Additionally, while we believe the current credit environment will be temporary, we believe the many participants in the finance markets will significantly alter their lending standards (including percentages loaned on collateral value, cash required up front from the builder, and the number of speculatively built homes allowed at any given time), which will also create attractive, long-term opportunities for us. Our goal is not to be a customer’s only source of commercial lending, but an extra, more user-friendly piece of their financing.

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We create and service construction loans differently than most lenders have done in the past, in that we:

•	Focus on long term lending relationships with customers, and only on this type of lending;

•	Are a specialist in this type of lending;

•	Intend to have a national footprint for lending without having the overhead of a national footprint of branches;

•	Generally use appraisers who are experts in the specific market (rather than simply using the cheapest or most readily available);

•	Will work out defaulted loans with the same person that created that loan, which will help both control the creation of bad loans, and the losses on bad loans;

•	Will pursue customers with defaulted loans faster and more aggressively than typical lenders; and

•	While pursuing those customers, will offer creative solutions to help them sell their home while in default (such as offering cash allowances for the purchase of furniture or appliances or paying extra up-front costs on behalf of the buyers in order to lower their mortgage interest rates and monthly payments).

We believe that while creating speculative construction loans is a high risk venture, the reduction in competition, the differences in our lending versus typical bank lending (listed above); and our loss mitigation techniques (covered below) will all help this to continue to be a profitable business.

Over the past seven years, the housing market has been plagued by declining values and a lack of housing starts. More recently, values and starts have been rising. We believe that, despite the issues in the speculative construction industry that were a result of the declining values and a lack of housing starts, it is a good time for this type of lending because:

•	Many traditional lenders to this market have exited or cut back, reducing competition and allowing large spreads (the difference between cost of funds and the rate we charge our borrowers). Better builders can be obtained as customers, with higher spreads;

•	The number of housing starts and the value of homes built are both low but improving. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Inflation, Interest Rates, and Housing Starts.” We believe that we were recently at the bottom of the housing cycle, and it is likely that housing starts and values will both increase over time. Increases in both of these items should have a positive effect on our performance;

•	There are fixed costs involved in running this kind of operation, such as payroll and the costs of being subject to public company reporting requirements. These require a fixed interest rate spread in dollars to cover these costs. Interest spread in 2013 of $439,000 was enough to cover these costs; and

•	We do various things to try to mitigate the risks inherent in this type of lending by:

•	Keeping the loan-to-value ratio, or LTV, between 60% and 75% on a portfolio basis, however, individual loans may, from time to time, have a greater LTV;

•	Generally using deposits from the builder on home construction loans to ensure the completion of the home. Lending losses on defaulted loans are usually a higher percentage when the home is not built, or is only partially built;

•	Having a higher yield than other forms of secured real estate lending;

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•	Paying major subcontractors and suppliers directly, which reduces the frequency of liens on the property (liens generally hurt the net realized value of loss mitigation techniques);

•	Aggressively working with builders who are in default on their loan before and during foreclosure. This technique generally yields a reduced realized loss; and

•	Market grading. We review all lending markets, analyzing their historic housing start cycles. Then, the current position of housing starts is examined in each market. Markets are classified into volatile, average, or stable, and then graded based on that classification and our opinion of where the market is in its housing cycle. This grading is then used to determine the builder deposit amount, the LTV, and the yield.

Additionally, most financial institutions are highly regulated. In exchange for that regulation, they offer FDIC insurance to their investors. We are not highly regulated, nor do we offer FDIC insurance to our investors. While we are subject to some regulation, such as anti-terrorism and commercial lending laws, currently, we are not subject to consumer lending rules or federal banking regulations. We believe this provides us with the opportunity to learn from the positive aspects of banking regulations while avoiding costly regulatory compliance.

Since we are not a tightly regulated company, we feel that we have a competitive edge that allows us to make prudent, business-minded decisions. While regulators are restricting investments by regulated financial institutions in commercial construction loans, our business plan emphasizes commercial construction lending as our main line of business. We believe this to be an opportunity as the regulatory environment and resulting contraction in commercial lending has resulted in this segment of the market having fewer lenders. We also believe the real estate market recently reached historically low levels, and feel, based on recent data relating to housing starts and home values, that the market has stabilized and is beginning to recover. Finally, while we have instituted many of the underwriting requirements and activities used by regulated financial institutions, we believe being unregulated provides us with more flexibility in our underwriting process and procedures.

Outside of differences in our lending policies, we believe the benefits to not being regulated include:

•	our ability to better manage our outflow of funds because our Notes have a stated term. Banks must offer demand deposit accounts (checking accounts) and other accounts, which provide that funds can be withdrawn at any time;

•	avoiding FDIC insurance and other regulatory fees;

•	not being subject to the Community Reinvestment Act; and

•	eventually having less leverage than a bank.

Conversely, our lack of regulation introduces us to other risks which may harm us. For example:

•	we are not well diversified in our product risk;

•	we cannot benefit from government programs designed to protect regulated financial institutions;

•	we are not subject to periodic examinations by federal or state banking regulators; and

•	our cost of funds is higher.

In addition, our Note holders will have greater risks than depositors in a regulated financial institution, since their investments will not be insured. See “Risk Factors - Risks Related to Our Business - Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so repayment of your investment is completely dependent upon our successful operation of our business.”

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To help mitigate the risks associated with not being regulated, we:

•	follow many of the same underwriting principals historically used by banks, including:

•	Collateralizing loans;

•	Using LTV’s to control risk;

•	Controlling the number of loans in one subdivision;

•	Underwriting appraisals; and

•	Conducting property inspections;

•	maintain loan files which will, generally, contain similar information as a bank loan file;

•	secure our loans with mortgages and other documents like banks do; and

•	monitor many of the same ratios bank regulators monitor.

So, while we, in our opinion, improve on some policies and procedures historically used by banks, which we would not be able to do if we were regulated, we follow many of the policies and procedures set up by the various bank regulators. We believe this balanced approach helps us mitigate risk while providing us the opportunity to enter into what we believe to be an underserved market. One example of an improvement on a policy historically used by banks is appraiser selection. Many times banks use a random process to select an appraiser, or a process which uses a middle man. We generally select one of the most qualified appraisers in the specific portion of the market in which we are having the appraisal prepared. We believe this provides for a more consistent result. Another example is geographic diversity. Banks generally do not lend outside of their branch footprint. This does not give regional or local banks enough exposure to most of the United States, but gives them too much exposure in a smaller area. While we are currently heavily concentrated in one market, we are not constrained by policies that prevent better geographic diversity.

Our future loans will likely be marketed by lending representatives who work for us and are driven to maintain long-term customer relationships. As of December 31, 2013, we have retained only one employee in addition to our Chief Executive Officer. Hiring and retaining high quality lending representatives should not be difficult in the short-term banking environment, where construction loan officers will have a hard time finding and keeping employment with traditional lenders. In his previous experience, our Chief Executive Officer had a nationwide staff of 20 lenders working in the field. Compensation will be focused on the profitability of loans originated, not simply the volume of loans originated.

While our business has initially been focused on transactions originating in the Pittsburgh area, we expect to expand into other geographic regions over time as we build or acquire market expertise that will allow us to successfully finance transactions in those areas. Our goal is to market our loans on a nationwide basis. We believe that this goal can only be achieved with sufficient funds from this offering. Currently, our loan portfolio consists of loans made to a low number of customers, but, as we grow our loan assets, we intend to diversify our customer base.

Lines of Business

We seek to create a portfolio that includes some or all of the following investment characteristics: (i) provides current income; (ii) is well-secured by residential real estate; (iii) is short term in nature; and (iv) provides high interest spreads. While we primarily intend to provide commercial construction loans to homebuilders (for residential real estate), we may also purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business. Our investment policies may be amended or changed at any time by our Board of Managers.

Commercial Construction Loans to Homebuilders

We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. Most of the loans will be for “spec homes” or “spec lots,” meaning they are built or developed speculatively (with no specific end-user home owner in mind). The loans are secured, and the collateral is the land, lots, and constructed items thereon, as well as additional collateral, as we deem appropriate. Generally, our loans are secured by a first priority mortgage lien; however, we may make loans secured by a second or other lower priority mortgage lien. The loans are demand loans, but the typical length of a home construction loan will range between six months and two years and is expected to average 10 months; the typical length of a development project ranges between three and six years. Larger developments are usually developed in phases. See “Risk Factors - Risks Related to Our Business” generally.

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In a typical home construction transaction, a homebuilder obtains a loan to purchase a lot and build a home on that lot. In some cases the builder has a contract with a customer to purchase the home upon its completion. In other cases, the home is built as a spec home, meaning there is no specific customer it is being built for, but the homebuilder believes it will sell before or shortly after completion, and that therefore building the home before it is under contract will increase the homebuilder’s sales and profitability. The builder may also believe that the construction of a spec home will increase the number of contract sales he will have in a given year, as it may be easier to sell contract homes when the customer can see the builder’s work in the spec home. In some cases, these speculatively built homes are constructed with the intention to keep them as a model for a period of time, to increase contract sales, and then be sold. These are called model homes. While we may lend to a homebuilder for any of these types of new construction homes, we believe that in the future we will generally be lending on spec homes.

In a typical development transaction, a homebuilder/developer purchases a specific parcel or parcels of land. Developers must secure financing in order to pay the purchase price for the land as well as to pay expenses incurred while developing the lots. This is the financing we provide. Once financing has been secured, the lot developers create individual lots. Developers secure permits allowing the property to be developed and then design and build roads and utility systems for water, sewer, gas and electricity to service the property. The individual lots are then sold before a home is built on them; paid off, built on and then sold; or built on, then sold and paid off (in these cases, we may subordinate our loan to the home construction loan). A portion of our current loan portfolio is made up of development loans and is more fully described in “Our Loan Portfolio Secured By Real Estate” in this section.

We fund the loans we originate using available cash resources that are generated primarily from borrowings, net operating cash flow and proceeds of the Notes.

There is a seasonal aspect to home construction, and this affects monthly cash flow. In general, since the home construction loans we create will last 10 months on average, and since we intend to be geographically diverse, we expect the seasonality impact to be somewhat mitigated.

Our real estate loans are or will be secured by one or more of the following:

•	the parcels of land to be developed;

•	finished lots;

•	model homes and new single-family homes;

•	a pledge of some or all of the equity interests in the borrower entity or other parent entity that owns the borrower entity;

•	additional assets of the borrower, including parcels of undeveloped and developed real property; and

•	in certain cases, personal guarantees of the principals of the borrower entity.

Our Chief Executive Officer is responsible for the oversight of all aspects of our commercial construction loan business, including:

•	closing and recording of mortgage documents;

•	collecting principal and interest payments;

•	enforcing loan terms and other borrower’s requirements;

•	periodic review of each loan file; and

•	exercising our remedies in connection with defaulted or non-performing loans.

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Our customers are typically small-to-medium sized homebuilders that are currently building in the markets in which we lend to them. Generally, they benefit from doing business with us not just because they are able to sell additional homes (which we finance), but because, as they build additional homes, they are able to increase sales of homes that are built as contracted homes, where the eventual home owner supplies the loan. Builders generally have more success selling homes when a model or spec home is available for customers to see. We anticipate that most of our lending will be based on the following general policies:

Customer Type	Small-to-Medium Size Homebuilders
Loan Type	Commercial
Loan Purpose	Construction of Homes or Development of Lots
Security	Homes, Lots, and/or Land
Priority	Generally, our loans will be secured by a first priority mortgage lien; however, we may make loans secured by a second or other lower priority mortgage lien.
Loan-to-Value Averages	60-75%
Loan Amounts	Average home construction loan $200,000, development loans vary greatly
Term	Demand
Rate	Cost of Funds plus 2%, minimum rate of 7%
Origination Fee	5% for home construction loans, development loans on a case by case basis
Title Insurance	Only on high risk loans
Hazard Insurance	Only on high risk loans
General Liability Insurance	Always
Credit	Builder should have significant building experience in the market, be building in the market currently, be able to make payments of interest, be able to make the required deposit, have acceptable personal credit, and have open lines of credit (unsecured) with suppliers reasonably within terms. We will generally not advertise to find customers, but will use our loan representatives. We believe this approach will allow us to focus our efforts on builders that meet our acceptable risk profile.
Third Party Guarantor	None

We may change these policies at any time based on then-existing market conditions or otherwise, at the discretion of our Chief Executive Officer and Board of Managers.

Purchases and Securitization of Unsecured Debt from Suppliers to Homebuilders

Homebuilders generally buy their construction materials from building supply companies, which offer unsecured credit lines for these purchases. Sometimes the builder is unable to pay the principal on their line of credit when due, and in a small percentage of these cases, the builder owns unencumbered real estate. When this is the case, the building supply company may convert the unsecured line of credit to secured, using this real estate as security. In some of these situations, the building supply company is unwilling to complete this type of transaction, and is willing to take a payment of a percentage of the balance of the unsecured line as full payment. If we pay the building supply company a percentage of this debt, and then take the real estate as collateral for the whole amount of the original debt, management’s experience indicates we will be able to eventually collect from the builder, or from the sale of the property through foreclosure or otherwise, creating a profit for ourselves. We have not completed any of these transactions, but may choose to do so if the opportunity presents itself.

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Purchases of Defaulted Secured Debt from Financial Institutions

Many financial institutions made loans to homebuilders when lot and home values were higher than they are today. In many cases, these loans defaulted, and eventually these loans result in collateral foreclosure. After the foreclosure proceeding, the properties usually become the property of the financial institution, which then sells the property, generally at a loss. While the loan is in the foreclosure process, and after the process while the real estate is owned and for sale, the bank holds a nonperforming asset. Sometimes these nonperforming assets negatively impact the banks’ profitability and regulatory ratios. Some banks choose to cleanse their books of these items at a severe loss, allowing them to, while taking a loss, get back to their commercial lending business. There are opportunities to purchase some portfolios of defaulted loans, and/or real estate owned through foreclosure, at deep discounts compared to the actual value of the property. We have not completed any of these transactions, but may choose to do so if the opportunity presents itself.

Purchases of Real Estate

In limited circumstances, the commercial construction loans described above may result in us owning commercial real property as a result of a loan workout, foreclosure or similar circumstances. In addition, although making direct investments in commercial real property at this time will not be a significant focus of our investment strategy, we may make investments in commercial real property in which we operate. We intend to manage and dispose of any real property assets we acquire in the manner that our management determines is most advantageous to us. We have not completed any of these transactions, but may choose to do so if the opportunity presents itself.

Our Loan Portfolio Secured by Real Estate

Pennsylvania Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (as amended, the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). See “Risk Factors - Risks Related to Our Business - Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for most of our revenues and a portion of our financing.” Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). Throughout this prospectus, we refer to the BMH Loan, the New IMA Loan, and the Existing IMA Loan collectively as the “Pennsylvania loans.” When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same party, 84 FINANCIAL, L.P., an affiliate of 84 Lumber Company. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently primarily reliant on a single developer and homebuilder for our revenues.

In April, July, September and December 2013, we entered into amendments to the BMH Loan. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lot 5 in the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. We issued a letter of credit for $155,000 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146,000 to be placed in superior position to our mortgage, with the $1,146,000 proceeds being used to reduce the balance of BMH’s outstanding loan with us. We chose to allow the $1,146,000 pay down of our loan with a superior mortgage because: (1) it should allow for the faster development of both the Hamlets and Tuscany subdivisions, decreasing the amount of risk time we will have; (2) it did not substantially alter the dollars we have at risk; and (3) it increased our return as a percentage of loan assets, as the Pennsylvania loans should be paid down quicker. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this prospectus, as any amount drawn would be included in the credit limit of BMH, and, as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. The terms and conditions of the Pennsylvania loans are set forth in further detail below.

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BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164,000, of which $3,568,000 was funded at closing. We collected a fee of $750,000 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450,000 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

The BMH Loan is secured by a second priority mortgage in residential property consisting of one building lot and a parcel of land of approximately 34 acres which is currently partially under development, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan retained a third mortgage in the amount of $400,000, with a balance of approximately $323,000 and $351,000 as of December 31, 2013 and 2012, respectively. The property securing the BMH Loan is subject to a mortgage in the amount of $1,146,000 which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. See “Risk Factors - Risks Related to Our Business - In the event of a foreclosure on the property securing certain of our loans, we are subordinate to a third party, which could reduce the amount of proceeds that we would receive on a foreclosure of the property.” and “ - In the event of a foreclosure on the property securing certain of our loans where we are subordinate to a third party, to minimize our loss on the property, we may choose to buy the mortgage in front of us, which would reduce the amount of proceeds that we have to invest in performing loans, reducing our profitability.” The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2013 in the table detailing the Pennsylvania loans below.

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225,000, of which $250,000 was funded at closing. We collected a fee of $250,000 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

The New IMA Loan is secured by a mortgage in residential property consisting of 18 lots located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December 2012, with $561,000 remaining to be completed as of December 31, 2013. The property securing the New IMA Loan and the Existing IMA Loan is subject to a mortgage in the amount of $1,290,000, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225,000 which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. See “Risk Factors - Risks Related to Our Business - In the event we foreclose on the property securing certain of our loans, we have agreed to provide a limited preference in our foreclosure proceeds to a third party, which could reduce the amount of proceeds that we would receive on a foreclosure of the property.” The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in the table detailing the Pennsylvania loans below.

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Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687,000, of which $1,687,000 was outstanding as of both December 31, 2013 and 2012. Interest on the Existing IMA Loan accrues annually at a rate of 7.0%. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500,000, of which $1,500,000 was outstanding on both December 31, 2013 and 2012. Interest on the SF Loan accrues annually at a rate of 5.0%. Payments of interest only are due on a monthly basis, with the principal amount due on the date that the BMH Loan and the New IMA Loan are paid in full. We may prepay the SF Loan in part or in full at any time without penalty, subject to the terms and conditions set forth in the underlying promissory note. Pursuant to the Credit Agreement, payments on the SF Loan are used to fund the Interest Escrow. Further, pursuant to that certain Amended and Restated Commercial Pledge Agreement by and between us, IMA and BMH, IMA has pledged its interest in the SF Loan as collateral for IMA’s obligations under the New IMA Loan and the Existing IMA Loan. The SF Loan was created to both increase our net interest income, and to better secure the BMH Loan.

Interest Escrow

The Pennsylvania loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania loans. The initial funding on that Interest Escrow was $450,000. The balance as of December 31, 2013 and 2012 was $255,000 and $329,000, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400,000 subordinated mortgage upon certain lot sales of the collateral of that loan.

Roll forward of interest escrow for the years ended December 31, 2013 and 2012:

	2013	2012

Beginning balance	$329,000	$450,000
+ SF Loan interest	75,000	69,000
+ Additions from lot payoffs	188,000	169,000
- Interest and fees	(325,000)	(341,000)
- Amount used to reduce $400,000 loan balance	(12,000)	(18,000)

Ending balance	$255,000	$329,000

Initial Funding

On December 30, 2011 we purchased the Existing IMA Loan from the original lender with a cash payment of $186,000 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368,000 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750,000 loan fee on the BMH Loan, the $250,000 loan fee on the New IMA Loan, and the $450,000 Interest Escrow, all of which were not funded with cash.

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Whispering Pines Loan

Also in our loans receivable balance is another loan to the same customer in a different subdivision (Whispering Pines) with a balance net of loan fee and builder deposit of $116,000 and $0 as of December 31, 2013 and 2012, respectively. This loan has a builder deposit of 6% of the loan amount, a loan fee of 5% of the loan amount, and has an interest rate of our COF plus 2%. The collateral for the Whispering Pines Loan is a lot with a home under construction.

A detail of the financing receivables for the Pennsylvania loans at December 31, 2013 is as follows:

(All dollar [$] amounts shown in table and footnotes in thousands.)

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 3, 4, and 5			$–		$1,041	(4)
Lot 5 Hamlets			142		180
Interest Escrow			450		255
Loan Fee			750		–
Excess Paydown			(394)	(5)
Construction loan lot 118 Whispering Pines			138		120
Construction loan lot 5 Tuscany			37		–

Total BMH Loan			1,123		1,596
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,479		–
Existing IMA Loan	Demand(2)	7%	1,687		2,299	(3)

Total IMA Loans			3,416		2,299

Unearned Loan Fee			(567)		–
SF Loan Payable			–		1,500

Total			$3,972		$5,395

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(1)	These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.
(2)	These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH Loan and the New IMA Loan are satisfied.
(3)	Estimated collateral value is equal to the appraised value of $4,140, net of estimated costs to finish the development of $561 and the second mortgage amount of $1,280.
(4)	Estimated collateral value is equal to the raw ground appraised value of $1,910 plus improvements of $277, net of the outstanding first mortgage of $1,146.
(5)	Excess Paydown is the amount of initial funding of the Interest Escrow and/or Loan Fee that have been repaid to date. These amounts are available to be reborrowed in the future.

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New Jersey Loan

In August 2013, we entered into a line of credit agreement with a borrower for the construction of homes in New Jersey. The maximum credit line for this loan is $150,000, with $72,000 outstanding at December 31, 2013, net of the builder deposit and unearned loan fee. Each home built pursuant to this credit agreement will have a builder deposit of 6% of the available loan amount for that home and a loan fee of 5% of that available loan amount, with an interest rate of our cost of funds plus 2%.

Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of February 28, 2014.

State (Market)(1)	Value(2)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(3)	Builder Deposit Status	Loan Fee	Interest Escrow
Pennsylvania (Pittsburgh)	$675,000	$472,500	$166,310	70%	$28,350 paid in cash	5%	No
Pennsylvania (Pittsburgh)	1,150,000	747,500	37,375	65%	Waived	5%	No
Pennsylvania (Pittsburgh)	439,000	214,970	214,970	70%(4)	Waived	5%	No
New Jersey (Philadelphia)	186,000	130,200	109,816	70%	7,812 paid in cash	5%	No
Colorado (Denver)	460,000	322,000	64,099	70%	19,320 funded from loan proceeds	5%	Yes
Colorado (Denver)	525,000	350,000	72,684	67%	21,000 funded from loan proceeds	5%	Yes
Total	$3,435,000	$2,237,170	$665,254	68%(5)	$76,482	5%(6)

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(1)	Represents the state in which the property serving as collateral for the loan is located. Market information reflects the metropolitan market in which the property serving as collateral for the loan is located, which may be a city in another state.
(2)	The value is determined by the appraised value or sales contract.
(3)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value of the property serving as collateral for the loan.
(4)	Represents the Loan to Value after considering a first mortgage of $92,960.
(5)	Represents the average loan to value ratio of the loans shown.
(6)	Represents the average loan fee of the loans shown.

Competition

Historically, our industry has been highly competitive. We compete for opportunities with numerous public and private investment vehicles, including financial institutions, specialty finance companies, mortgage banks, pension funds, opportunity funds, hedge funds, REITs and other institutional investors, as well as individuals. Many competitors are significantly larger than us, have well established operating histories and may have greater access to capital, resources and other advantages over us. These competitors may be willing to accept lower returns on their investments or to modify underwriting standards and, as a result, our origination volume and profit margins could be adversely affected.

We believe that this is a good time to extend commercial loans to builders in the residential real estate market because, currently, this market appears underserved, home values are low, and many of our competitors have sustained losses due to declines in home values and, therefore, are reluctant to lend in this space at this time. We expect our loans to be different than other lenders in the markets in which we are active. Typically the differences are:

•	our loans may have a higher fee;

•	our loans may include an interest free period (whereas other lenders typically charge interest); and

•	some of our loans may have lower costs as a result of not requiring title or hazard insurance.

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Regulatory Matters

Financial Regulation

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks, and thrift institutions, and are not subject to periodic compliance examinations by federal or state banking regulators.

Further, our Notes are not certificates of deposit or similar obligations or guaranteed by any depository institution and are not insured by the FDIC or any governmental or private insurance fund, or any other entity.

The Investment Company Act of 1940

An investment company is defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to include any issuer engaged primarily in the business of investing, reinvesting, or trading in securities. Absent an exemption, investment companies are required to register as such with the SEC and to comply with various governance and operational requirements. If we were considered an “investment company” within the meaning of the Investment Company Act, we would be subject to numerous requirements and restrictions relating to our structure and operation. If we were required to register as an investment company under the Investment Company Act and to comply with these requirements and restrictions, we may have to make significant changes in our proposed structure and operations to comply with exemption from registration, which could adversely affect our business. Such changes may include, for example, limiting the range of assets in which we may invest. We intend to conduct our operations so as to fit within an exemption from registration under the Investment Company Act for purchasing or otherwise acquiring mortgages and other liens on and interest in real estate. In order to satisfy the requirements of such exemption, we may need to restrict the scope of our operations.

Environmental Compliance

We do not believe that compliance with federal, state, or local laws relating to the protection of the environment will have a material effect on our business in the foreseeable future. However, loans we extend or purchase are secured by real property. In the course of our business, we may own or foreclose and take title to real estate that could be subject to environmental liabilities with respect to these properties. We (or our loan customers) may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical release at a property. The costs associated with the investigation or remediation activities could be substantial. In addition, if we become the owner of or discover that we were formerly the owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. To date, we have not incurred any significant costs related to environmental compliance and we do not anticipate incurring any significant costs for environmental compliance in the future. Generally, when we are lending on property which is being developed into single family building lots, an environmental assessment is done by the builder for the various governmental agencies. When we lend for new construction on newly developed lots, the lots have generally been reviewed while they were being developed. We also perform our own physical inspection of the lot, which includes assessing potential environmental issues. Before we take possession of a property through foreclosure, we again assess the property for possible environmental concerns, which, if deemed to be a significant risk compared to the value of the property, could cause us to forego foreclosure on the property and to seek other avenues for collection.

Legal Proceedings

As of the date of this prospectus, we are not aware that we or our members are a party to any pending or threatened legal proceeding or proceeding by a governmental authority that would have a material adverse effect on our business.

Reports to Security Holders

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require us to file certain reports and other information with the SEC. The annual reports we file with the SEC will contain consolidated financial information that has been examined and reported upon, with an opinion expressed by an independent registered public accounting firm. You may access this information on-line, at our website, at www.shepherdsfinance.com, or by calling us at (302) 752-2688 (30-ASK-ABOUT) or writing us at Shepherd’s Finance, LLC, 12627 San Jose Blvd., Suite 203, Jacksonville, Florida 32223 to have copies mailed to you at no cost. However, information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained in or specifically incorporated by reference into this prospectus in deciding whether to invest in the Notes. We do not intend to deliver reports to security holders if such reports are not required pursuant to Section 15(d) of the Exchange Act.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(All dollar [$] amounts shown in thousands.)

The following discussion should be read in conjunction with the information included in our audited annual consolidated financial statements and related notes and other consolidated financial data included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. In conjunction with the change in strategic direction discussed more fully below, the Company changed its name from 84 RE Partners, LLC (“84 RE Partners”) on December 2, 2011 and converted to a Delaware limited liability company on March 29, 2012. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement, we have three Managers, Daniel M. Wallach (who is also our CEO), and our independent Managers, Kenneth Summers and Bill Myrick.

Our Managers, through our CEO when appropriate, have direct and exclusive control over the management of our operations. With respect to new loans, our CEO locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan policy committee of the Board of Managers, or fit within guidelines created by the loan policy committee. The independent Managers comprise the audit committee and approve affiliate transactions. Our Managers also deal with governance issues. Our Managers, through our CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for our company’s operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

All of our outstanding membership interests are owned beneficially by Mr. Wallach and his wife; therefore, Mr. Wallach is able to exercise significant control over our business, including with respect to the composition of our Board of Managers. A Manager may be removed by a vote of holders of 80% of our outstanding voting membership interests.

During 2007 and continuing through portions of 2011, the Company was the lessor in three commercial real estate leases with an affiliate, 84 Lumber Company (“84 Lumber”). During the majority of time of the business relationship between 84 RE Partners and 84 Lumber, Daniel M. Wallach was employed by 84 Lumber, while also operating as the Manager of 84 RE Partners. The leased properties were sold to 84 Lumber Company in May and September of 2011, and the leases were thereby terminated. This business model generated consistent profits, positive cash flows and returns to the members for the duration of these financings.

In late 2011, management elected to transform our business model. We lend money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We primarily fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. On October 4, 2012 our public Notes offering was declared effective by the SEC, and, as of both December 31, 2013 and 2012, our offering was effective in 38 states. We currently have four sources of capital available: a secured line of credit from affiliates with balances due of $0 and $1,108 as of December 31, 2013 and 2012, respectively, unsecured Notes through our Notes offering with balances of $1,739 and $2 as of the same periods, other unsecured debt with balances of $1,500 at both December 31, 2013 and 2012, and equity, which was $1,904 and $1,902 as of December 31, 2013 and 2012, respectively. Eventually, we intend to replace the lines of credit from affiliates with secured debt from a bank or through other liquidity. Currently the secured lines of credit from affiliates are demand loans collateralized by a lien against all of our assets and are senior in right of payment to our Fixed Rated Subordinated Notes.

We had $4,045 and $3,604 in loan assets as of December 31, 2013 and 2012, respectively. The estimated value of the total collateral for these loans was $5,527 and $6,124 on December 31, 2013 and 2012, respectively, which is based on an appraisals of the collateral prepared for us on various dates in 2013 and 2012, respectively, and verified with a broker’s opinion of value when appropriate and according to our policy. We extended new funds of $3,331 and $355 during 2013 and 2012, respectively, and received principal paybacks of $2,992 and $1,547 during those same periods.

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Economic and Industry Dynamics

Demand for residential construction loans has been negatively impacted by the net decrease in housing starts (a key driver relative to commercial lending to residential homebuilders) over the past seven years. See “Inflation, Interest Rates, and Housing Starts” later in this section. This decrease followed 15 years of increases in housing starts. Home values also decreased during the housing start decline. The combination of these events, along with others, presented significant hurdles to residential homebuilders. In 2013, housing starts and home values were moving off their lows, staging what we believe is the beginning of a recovery.

Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) have all been negatively impacted by these same recent trends, which have raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company (for a more complete list of challenges and risks, see “Risk Factors” elsewhere in this prospectus). Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Start-up operations	Our management has experience in commercial lending to residential homebuilders. However, this represents management’s first attempt to create a stand-alone operation of this type with a capital structure of this type. Management believes possessing experience in business, its track record in this type of lending, and the contacts made in previous endeavors will assist with staffing and other challenges it will face with this new endeavor.
Concentration of loan portfolio (i.e. how many of the loans are of one type, with any particular customer, or within any particular geography)	Our management plans to extend loans to multiple lenders in multiple geographies across the U.S. in order to diversify this risk to the degree possible while continuing to focus on residential homebuilder customers.

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Potential loan value-to-collateral value issues (i.e. being underwater on particular loans)	Our management manages this challenge by risk-rating both the geographic region and the builder, then adjusting the loan-to-value (i.e. the loan amount versus the value of the collateral) based on the risk assessments. Additionally, for construction loans, we collect a deposit up-front.
Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e. profit) above our costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.
Liquidity

Our management has short and long term plans including, but not limited to:

•   Short term – issue Notes to the public; and

•   Long-term – execute a form of bank financing to replace the demand loans from affiliates.

Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management will focus its efforts on the following opportunities:

•	receiving money from the Notes, sufficient enough to operate our business and allow for diversification in our loan portfolio;

•	growing loan assets and the staffing and operations to handle it. We anticipate hiring office staff as loan volume grows, and hiring the origination staff, which will be field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

•	replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size;

•	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

•	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

•     Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

•     Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

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•     Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash.

We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. During our existence to date, we have not held nonperforming loans and have incurred no loan losses, but this is unlikely to continue. Losses on loans occur with nonperforming loans (i.e. when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes recently constructed during the past seven years have created significant losses because many homes are worth less than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at other times over the last seven years, and that over the last year in general, values have been rising.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan losses. In 2013, we experienced increases in SG&A expenses as we increased our payroll and advertising expenses. We anticipate these expenses increasing as our loan balance increases.

Critical Accounting Estimates

To assist you in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. The risk of losses occurs when customers cannot pay their principal and interest due. In the past, we have estimated that risk to be minimal, and therefore we have not proceeded to compare the value of the collateral versus the amount loaned. We use the policy summarized as follows:

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For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we establish a historical reserve for all loans which are not more than 60 days past due at the end of a quarter. This historical reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter.  For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment.  The analysis of loans, if required, develops a collateral value to be compared to the principal amount of the loan.  If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss.  As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months.  There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old.  The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used.  If we determine a BOV to be invalid, we will use the appraised value.  Appraised values are adjusted down for estimated costs associated with asset disposal.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Fair Value

Nature of estimates required

Currently, fair value has the potential to impact the calculation of the loan loss provision most heavily. Specifically relevant to the loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. At December 31, 2013 and 2012, no allowance for loan loss was necessary as our outstanding loans were performing and the collateral value (fair value) was more than sufficient to recover the value of the outstanding loans. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the myriad of assumptions that could be used, determining the collateral’s fair value requires significant judgment.

Sensitivity analysis

Change in Fair Value Assumption	December 31, 2013 Loan Loss Provision Higher/(Lower)
Increasing fair value of the total collateral by 20%*	$–
Decreasing fair value of the total collateral by 20%**	$229

_______________

* Increases in the fair value of the collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a gross amount of the loans outstanding of $4,652 and the fair value of the total collateral on all outstanding loans was reduced by 20%, a loan loss provision of $229 would be required.

Amortization of Deferred Offering Costs

We amortize our deferred offering costs based on the effective interest method. As such, we make estimates for the amount of proceeds we anticipate receiving from our Notes offering. We also estimate the average duration of these future investments. If either of these estimates is determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted.

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Amount of proceeds expected

We anticipate a growing amount of proceeds from the Notes over the anticipated length of the offering. We anticipate that we will originate more proceeds in the later months of the offering than in the first months of the offering.

Sensitivity analysis for amount of proceeds expected

Change in Anticipated Proceeds	2013 Interest Expense Higher/(Lower)
Increasing the anticipated proceeds by 50%	$(6)
Decreasing the anticipated proceeds by 50%	$15

Average duration expected

We anticipate a consistent average duration of 38.5 months for the Notes. An increasing average duration over the remaining anticipated length of the Notes offering would decrease the amount of amortization reflected in interest expense for 2013, and a decreasing average duration of investments over the remaining anticipated length would increase the amount reflected in interest expense for 2013.

Sensitivity analysis for average duration

Change in Anticipated Average Duration	2013 Interest Expense Higher/(Lower)
Decreasing the average duration to 30 months for all remaining months of origination	$5

As of December 31, 2013, the average duration is 38.5 months; the available range of investment durations is between 12 and 48 months. Extending the average duration to the maximum of 48 months does not have a meaningful impact on the calculation.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to credit quality information, discontinued operations, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements contained in this prospectus, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2013 and 2012 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the following periods:

	For the Years Ended December 31,
(in thousands of dollars)	2013	2012
Interest Income
Interest and fee income on loans	$596	$581
Interest expense	157	115

Net interest income	439	466
Less: Loan loss provision	–	–

Net interest income	439	466

Non-Interest Expense
Selling, general and administrative	415	344

Total non-interest expense	415	344

Net income	$24	$122

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread:

	For the Years Ended December 31,
(in thousands of dollars)	2013		2012
Interest Income		*		*
Interest income on loans	$337	7%	$365	7%
Fee income on loans	259	6%	216	4%
Interest and fee income on loans	596	13%	581	11%
Interest expense – related parties	17	0%	38	1%
Interest expense – unsecured	111	2%	77	1%
Amortization of offering costs	29	1%	–
Interest expense	157	3%	115	2%
Net interest income (spread)	439	10%	466	9%

Weighted average outstanding loan asset balance	$4,478		$5,174

_______________

*annualized amount as percentage of weighted average outstanding gross loan balance

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There are three main components that can impact our interest spread:

•    Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income was 7% for each of the years ended December 31, 2013 and 2012. Our interest cost (expressed as a percentage of our loan assets) was 3% and 2% for the years ended December 31, 2013 and 2012, respectively (these amounts are less than our actual borrowing rate, as some of the funds we lend are funded by equity that has no borrowing cost). The difference was 4% and 5% for those periods, respectively. The decrease in the interest difference from 2012 to 2013 is due to the fact that our cost of funds was below the minimum during 2012. The increase in our interest expense in the year ended December 31, 2013 as compared to the same period for 2012 was due to more of our borrowed funds being from the public offering, which has a higher interest rate on average than our secured line of credit. In the second half of 2013, this increase was enough to raise the interest rate we charge our borrowers, which is why the interest income in 2013 as a whole was higher than 2012. We expect the relationship between interest income and expense for 2014 to be generally consistent with 2013.

•    Fee income. Fee income is displayed in the table above. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. The loan modifications in 2013, and the loan to a new borrower in the third quarter of 2013, allowed for the construction funding of homes, and included loan fees of $121, which are being recognized over the expected life of the construction borrowings and are included in deferred loan fee and fee income. The portion of the $121 recognized as fee income was $61 in the year ended December 31, 2013. The increase in the fee income percentage in 2013 versus 2012 is mostly due to this additional loan fee recognition, but also due to the decline in average outstanding balance. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount.

•     Amount of nonperforming assets. We had no nonperforming loan assets at December 31, 2013 and 2012. On December 31, 2013 and 2012, we carried cash balances of $722 and $646, respectively. The cost of interest which was paid to our lenders for cash which was not invested was immaterial. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash. We have loan commitments outstanding at the end of the year of $1,449, and intend to close more loans throughout the first quarter of 2014 to reduce the nonperforming cash.

Loan Loss Provision

To date, we have not held any nonperforming loans and have incurred no loan losses; however, there is certain risk associated with lending activity and as such we can reasonably anticipate a loan loss provision in the future.

SG&A Expenses

The following table displays a comparison of our SG&A expenses for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
(in thousands of dollars)	2013	2012
Selling, general and administrative expenses
Legal and Accounting	$150	$179
Salaries and related expenses	81	60
Website / Management Information Systems (“MIS”)	12	8
Board related expenses	76	60
Advertising	50	4
Rent and Utilities	16	4
Printing	14	1
Other	16	28
Total SG&A	$415	$344

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We had reductions in 2013 compared to 2012 in legal and accounting costs, which were more than offset by increases in salaries and related expenses, board expenses, MIS and advertising. The increase in board expenses is due to not having established our board until the end of the first quarter of 2012. Website costs incurred in the first half of 2012 were generally accrued until the site went live in October 2012, and are now being amortized over three years. We started advertising in March 2013 to attract investors, and cut back advertising in June 2013. Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

We anticipate SG&A expenses for 2014 to be comparable to 2013, unless there is a significant increase in loan balances. As we experiment with different forms of advertising to find a method that provides a strong return, we currently plan to limit advertising costs. However, if advertising costs are able to generate desired investment amounts, more advertising costs may be incurred. We also anticipate an increase in expenses related to loan production costs, offsetting the savings in advertising.

Consolidated Financial Position

Cash and Cash Equivalents

We try to carry a small cash balance. For a period of seven consecutive days including December 31, 2012, we borrowed money on our affiliate line of credit which boosted our cash on our balance sheet to $646, at December 31, 2012. This temporary carrying of cash did not significantly increase our interest cost, nor decrease our interest spread. On September 30, 2013, we received $1,146 of repayment from BMH and subsequently received $938 of Notes proceeds in the fourth quarter of 2013. At December 31, 2013, we had $722 in cash. We anticipate having cash balances for substantial periods of time during 2014, because when we create new loans, they typically do not have significant outstanding loan balances for several months.

Deferred Financing Costs, Net

Gross deferred financing costs were $669 and $598 as of December 31, 2013 and 2012, respectively. The accumulated amortization of those costs was $20 and $2 as of the same dates. For the year ended December 31, 2012, our deferred financing costs included private offering costs incurred of $11. These costs were being amortized over the life of that offering, but because no funds were received from the private offering, the private offering was terminated during the third quarter of 2013. Accordingly, the private offering costs were written-off in the third quarter of 2013. We expect that the gross deferred financing amount will continue to increase over time as more of the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the accumulated amortization will increase in 2014.

The following is a roll forward of deferred financing costs for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
	2013	2012

Deferred financing costs, beginning balance	$598	$–
Additions	82	598
Write-offs	(11)	–

Deferred financing costs, ending balance	$669	$598

Less accumulated amortization	(20)	(2)

Deferred financing costs, net	$649	$596

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The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
	2013	2012

Accumulated amortization, beginning balance	$2	$–
Additions	18	2

Accumulated amortization, ending balance	$20	$2

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $3,853 and $3,604 as of December 31, 2013 and 2012, respectively. These loans were all to third party borrowers that are affiliated with each other, and are cross-collateralized. No allowance has been deemed necessary for these loans. In April, July, and September 2013, we entered into amendments to the BMH Loan. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision located in a suburb of Pittsburgh, Pennsylvania, and to borrow in the future for the purchase of lot 5 of the Hamlets subdivision; we issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. We chose to allow the $1,146 pay down of our loan with a superior mortgage because: (1) it should allow for the faster development of both the Hamlets and Tuscany subdivisions, decreasing the amount of risk time we will have; (2) it did not substantially alter the dollars we have at risk; and (3) it increased our return as a percentage of loan assets, as the Pennsylvania loans should be paid down quicker. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this prospectus, as any amount drawn would be included in the credit limit of BMH, and as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. Also in our loans receivable balance is another loan to the same customer in a different subdivision (Whispering Pines) with a balance net of loan fee and builder deposit of $116 and $0, as of December 31, 2013 and 2012, respectively. This loan has a builder deposit of 6% of the loan amount, a loan fee of 5% of the loan amount, and an interest rate of our cost of funds plus 2%. The collateral for the Whispering Pines Loan is a lot with a home under construction.

In August 2013, we entered into a line of credit agreement with a borrower for the construction of homes in New Jersey. The maximum credit line for this loan is $150, with $72 outstanding at December 31, 2013, net of the builder deposit and unearned loan fee. As this loan is less than 10% of our outstanding loan balance, and it is not more than 60 days past due, we reserve for this loan in our historical loss reserve. The amount of the reserve related to this loan at the end of 2013 is immaterial. For each home built under this credit agreement, the builder deposit is made by the builder upon initial closing of the loan, and is generally returned to the borrower when the home is 90% complete. The builder deposit is used to encourage completion of the home, which generally reduces losses on defaulted loans, and to reduce losses on homes which are not completed by being credited to the defaulted loan’s balance.

We expect that we will increase our loans receivable as we raise funds from the issuance of Notes. We closed $1,220 of new loan commitments in the fourth quarter of 2013, with a balance of $119 of such amount outstanding as of December 31, 2013. This included an amendment to the BMH Loan, and a new loan to BMH.

The following is a roll forward of commercial loans:

	For the Years Ended December 31,
	2013	2012

Beginning balance	$3,604	$4,580
Additions	3,331	355
Payoffs/sales	(2,992)	(1,547)
Change in builder deposit	(36)	–
New loan fees	(121)	–
Earned loan fee	259	216

Ending balance	$4,045	$3,604

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Of the $1,115 loan fee from the origination of these Pennsylvania loans, $76 was used to offset legal expenses related to the creation of the loans. The remaining $1,039 loan fee is being recognized over the expected life of the Pennsylvania loans using the straight-line method. Income of $257 and $216 was recognized during 2013 and 2012, respectively.

While the remaining balance of the unearned loan fee related to our existing loans will decline to $0 over the life of those loans, we expect total unearned loan fees to increase in the future along with our commercial lending program.

Below is an aging schedule of loans receivable as of December 31, 2013, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	6	$4,045	100%

Below is an aging schedule of loans receivable as of December 31, 2013, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	6	$4,045	100%

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Below is an aging schedule of loans receivable as of December 31, 2012, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$3,604	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$3,604	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$3,604	100%

Below is an aging schedule of loans receivable as of December 31, 2012, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$3,604	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$3,604	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$3,604	100%

The previous four tables are presented with loan amounts net of builder deposits and unearned loan fees. In previous filings, the loan amounts were shown gross, including the builder deposits and unearned loan fees. The net presentation matches the financial statement presentation of loan balances.

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Customer Interest Escrow

The Pennsylvania loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2013 and 2012 was $255 and $329, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan.

Roll forward of interest escrow for the years ended December 31, 2013 and 2012:

	2013	2012

Beginning balance	$329	$450
+ SF Loan interest	75	69
+ Additions from lot payoffs	188	169
- Interest and fees	(325)	(341)
- Amount used to reduce $400,000 loan balance	(12)	(18)

Ending balance	$255	$329

Notes Payable Unsecured

At the same time that we extended the Pennsylvania loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance at both December 31, 2013 and 2012. This loan is unsecured and has the same priority as the Notes. It is also collateral for the loans we extended to this customer. In addition, we owed $1,739 and $2 in Notes payable under our Notes offering as of December 31, 2013 and 2012, respectively. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

In order to minimize the amount of idle cash on our balance sheet and maximize the loans receivable which create interest spread, we have two lines of credit from affiliates, which had a combined, outstanding balance as of December 31, 2013 and 2012 of $0 and $1,108, respectively. We repaid the affiliate loans during the first nine months of 2013 from cash on hand at the end of 2012 and principal paydowns from our borrowers. We had $1,500 and $392 available to us on the affiliate lines as of December 31, 2013 and 2012, respectively. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all.

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Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, almost all of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

Our anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, some of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states as of December 31, 2013. We began to advertise in March 2013 and have received $1,739 in Notes proceeds as of December 31, 2013. We anticipate continuing our sales efforts in 2014, focusing on the efforts that have proven fruitful. Our ability to fund our operations remains dependent upon the ability of our largest borrower, whose borrowings represent 98% and 100% of our total outstanding borrowings as of December 31, 2013 and 2012, respectively, to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $255 and $329 as of December 31, 2013 and 2012, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow).

We generated net income of $24 and $122 for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, we had cash on hand of $722 and $646, respectively, and our outstanding debt totaled $3,239 and $2,610, respectively, which was unsecured or payable to related parties. As of December 31, 2013 and 2012, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,449 and $588, respectively. Our availability on our line of credit from our members was $1,500 and $392 as of December 31, 2013 and 2012, respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Our business of borrowing money and re-lending it to generate interest spread is our primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early if we wish without penalty. These items protect us against this risk of matching of debt and asset maturity.

Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their Notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members, the SF Loan, and our unsecured Notes from the public offering. The loan balance from our members on December 31, 2013 and 2012 was $0 and $1,108, respectively. The loan balance on the SF Loan was $1,500 on both December 31, 2013 and 2012. The balance of debt from the Notes offering was $1,739 and $2 as of December 31, 2013 and 2012, respectively. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

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Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would make us money, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

We currently generate liquidity from (or may in the future):

•	borrowings in the form of the demand loans from our members;

•	proceeds from the Notes;

•	repayments of loan receivables;

•	interest and fee income;

•	borrowings from lines of credit with banks (not in place yet);

•	sale of property obtained through foreclosure (none to date); and

•	other sources as we determine in the future.

We currently (or may in the future) use liquidity to:

•	make payments on other borrowings, including loans from affiliates;

•	pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

•	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

•	to make distributions to equity owners;

•	for working capital and other corporate purposes;

•	to purchase defaulted secured debt from financial institutions at a discount;

•	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

•	to purchase real estate, in which we will operate our business; and

•	to redeem Notes which we have decided to redeem prior to maturity.

Our anticipated primary sources of liquidity going forward are interest income and principal repayments related to loans it extends, as well as funds borrowed from creditors, including affiliates and Note holders. Therefore, our ability to fund our operations is dependent upon these sources of liquidity.

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Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are low in many of the housing markets in the U.S. today, and our lending against these values is much safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 5% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 5% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing average CD rates.

Certificates of Deposit Index

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%	0.262%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%	0.255%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%	0.248%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%	0.240%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%	0.229%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%	0.220%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%	0.216%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%	0.214%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%	0.212%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%	0.210%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%	0.206%

Source: Derivation of Rates Reported by Federal Reserve Board-Copyright 2014 MoneyCafe.com (01/2002-06/2013)

and Mortgage-X (07/2013 ETD).

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Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through November 2013.

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements contained in this prospectus for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 10 to our consolidated financial statements contained in this prospectus for subsequent events.

MANAGEMENT

Executive Officers and Board of Managers

Initially, Daniel M. Wallach, as our sole executive officer, is responsible for the day-to-day aspects of our business, including operational and financial oversight. We anticipate adding personnel, including additional executive officers, to meet the demands of our growing business as needed.

Our Board of Managers is responsible for overseeing our business. Pursuant to our operating agreement, which was adopted on March 29, 2012, Messrs. Wallach, Summers and Myrick were appointed to initial terms of one year, two years and three years, respectively. Following the expiration of these initial terms, Managers will be elected to three-year staggered terms. Any of the Managers may be removed by a vote of holders of 80% of our outstanding voting membership interests. As a Note holder, you will have no power over our management and affairs.

We have provided below certain information about our executive officers and Managers.

Name	Age	Position(s)
Daniel M. Wallach	46	Chief Executive Officer and Manager
Kenneth R. Summers	68	Independent Manager
Bill Myrick	52	Independent Manager

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Daniel M. Wallach, age 46, is our Chief Executive Officer and the Chairman of our Board of Managers and our loan policy committee. He has been our Chief Executive Officer since our Company was founded and, prior to the addition of the two independent Managers in March 2012, he was our sole Manager. Upon the expiration of his initial one-year term as Manager, Mr. Wallach was re-elected in March 2013. Mr. Wallach has over 20 years of experience in finance and real estate. Most recently, from May 2011 to July 2011, Mr. Wallach was an Executive Vice President for ProBuild Holdings, a building material supplier to homebuilders. Before that, from 1985 to 1989, and 1990 to April 2011, Mr. Wallach held various positions with 84 Lumber Company and affiliates, including Chief Financial Officer and Director. 84 Lumber is a building material supplier to homebuilders and was, at that time, one of our affiliates. At 84 Lumber, Mr. Wallach oversaw the company’s financial and accounting function, including all aspects related to financial reporting, debt financing, customer financing, customer credit and management information systems. Mr. Wallach was also intimately involved with the creation of 84 FINANCIAL, L.P., a finance company affiliated with and owned by 84 Lumber, which had investment objectives similar to ours. Mr. Wallach has also held operational and finance positions with a mortgage brokerage firm and a building contractor. He graduated from Washington and Jefferson College in Washington, Pennsylvania with a B.A. in Business Administration.

Kenneth R. Summers, age 68, is one of our independent Managers and is the Chairman of our audit committee and a member of our nominating and corporate governance committee, compensation committee and loan policy committee. Upon the expiration of his initial two-year term as Manager, Mr. Summers was re-elected in March 2014. Mr. Summers retired from United Bank, Inc. of Morgantown, West Virginia in July 2011, but continues to be associated with United Bank, a regional bank. Prior to retirement, he had been an Executive Vice President for United Bank since 2001. In that role he was responsible for the expansion and recognition of the bank’s franchise in north central West Virginia. Mr. Summers has over 30 years of experience as a community bank executive. He graduated from the University of Charleston with a B.S. in Accounting and Management.

Bill Myrick, age 52, is one of our independent Managers and is the Chairman of our nominating and corporate governance committee and compensation committee and a member of our audit committee. He has been involved in lumber and building materials for nearly 30 years. In July 2012, Mr. Myrick became the Chief Executive Officer of American Builders Supply, a building material supplier to homebuilders, where he is responsible for all aspects of the management of that business. From January 2007 to July 2011, he held various executive officer positions with ProBuild Holdings, including, most recently, Chief Executive Officer, and was responsible for all aspects of the management of ProBuild’s business. From 1982 to January 2007, Mr. Myrick was with 84 Lumber Company, where he held positions including, most recently, Chief Operating Officer. Mr. Myrick served as a director of ProBuild from July 2010 to July 2011, and currently serves as a director of American Builders Supply, a position he has held since July 2012. He is a graduate of the Advanced Management Program from Harvard Business School.

Committees of the Board of Managers

The Board of Managers has formed the four committees described below. Each of the committees operates pursuant to a written charter adopted by our Board of Managers. Each charter sets forth the committee’s specific functions and responsibilities.

Audit Committee

Our Board of Managers has established an audit committee, which consists of Messrs. Myrick and Summers, the two independent Managers. Mr. Summers is the Chairman of the audit committee. The purpose of the audit committee is to oversee our accounting and financial reporting processes and the audit of our consolidated financial statements.

Nominating and Corporate Governance Committee

Our Board of Managers has established a nominating and corporate governance committee, which consists of Messrs. Myrick and Summers, the two independent Managers. Mr. Myrick is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee nominates Manager candidates and reviews and determines whether to offer a voting recommendation to the members for Manager candidates proposed by a member. The nominating and corporate governance committee is also charged with reviewing any transaction involving the Company and an affiliate in accordance with the affiliate transaction policy set forth in our operating agreement.

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Compensation Committee

Our Board of Managers has established a compensation committee, which consists of Messrs. Myrick and Summers, the two independent Managers. Mr. Myrick is the Chairman of the compensation committee. The compensation committee reviews and approves annually the corporate goals and objectives applicable to the compensation of our officer, evaluates at least annually the officer’s performance in light of those goals and objectives, and determines and approves the officer’s compensation level based on these evaluations, subject to the approval of our members holding at least 60% of the votes eligible to be cast by the then-outstanding voting units.

Loan Policy Committee

Our Board of Managers has established a loan policy committee, which consists of Messrs. Wallach and Summers. Mr. Wallach is the Chairman of the loan policy committee. The loan policy committee sets standards and procedures for the review and approval of loans made by the Company, and approves significant loans and loans which differ from the standards and procedures it has established.

Limitations on Liability

No Manager or officer shall be liable to us or any other Manager or officer for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such person in good faith and with the belief that such action or omission is in, or not opposed to, our best interest, so long as such action or omission does not constitute fraud, gross negligence or willful misconduct by such person.

To the fullest extent permitted by Delaware law, the Company shall indemnify, hold harmless, defend, pay and reimburse each of its Managers and its officer against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims to which such person may become subject by reason of:

•	Any act or omission or alleged act or omission performed or omitted to be performed on our behalf, or on behalf of any of our members or any direct or indirect subsidiary of the foregoing in connection with our business; or

•	The fact that such person is or was acting in connection with our business as our partner, member, stockholder, controlling affiliate, manager, director, officer, employee or agent, any our members, or any of our and any of our members’ respective controlling affiliates, or that such person is or was serving at our request as a partner, member, manager, director, officer, employee or agent of any person including us or any subsidiary of us;

provided, that (x) such person acted in good faith and in a manner believed by such person to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such person’s conduct did not constitute fraud, gross negligence or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such person’s conduct was unlawful, or that the person’s conduct constituted fraud, gross negligence or willful misconduct.

We shall promptly reimburse (and/or advance to the extent reasonably required) each of the Managers and our officer for reasonable legal or other expenses (as incurred) of such person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any losses for which such person may be indemnified; provided, that if it is finally judicially determined that such person is not entitled to the indemnification, then such person shall promptly reimburse us for any reimbursed or advanced expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain liability insurance, which insures against liabilities that the Managers or our officer may incur in such capacities.

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EXECUTIVE COMPENSATION

Executive Officer Compensation

Currently, our only executive officer is our Chief Executive Officer, Daniel M. Wallach. We currently do not compensate our executive officer for services rendered to us, but we may elect in the future to compensate our executive officer and future executive officers. This discussion describes our anticipated compensation philosophy and policies with respect to Mr. Wallach and any executive officers we hire in the near term.

Objectives of Executive Officer Compensation Program

The objectives of our executive compensation program will be to attract, retain and motivate highly talented executives and to align each executive’s incentives with our short-term and long-term objectives, while maintaining a healthy and stable financial position. Specifically, our executive compensation program will be designed to accomplish the following goals and objectives:

•	maintain a compensation program that is equitable in our marketplace;

•	provide opportunities that integrate pay with the short-term and long-term performance goals;

•	encourage and reward achievement of strategic objectives, while properly balancing a controlled risk-taking behavior; and

•	maintain an appropriate balance between base salary and short-term and long-term incentive opportunity.

Determining Executive Officer Compensation

The compensation committee of our Board of Managers shall be responsible for determining all aspects of our executive compensation program. We expect the determination and assessment of executive compensation will be primarily driven by the following three factors: (1) market data based on the compensation levels, programs and practices of other comparable companies for comparable positions, (2) our financial performance, and (3) executive officer performance. We believe these three factors provide a reasonably measurable assessment of executive performance in light of building value and creating a healthy financial position for us. We will rely upon the judgment of the members of the compensation committee and not on rigid formulas or short-term changes in business performance in determining the amount and mix of compensation elements and whether each element provides the appropriate incentive and reward for performance that sustains and enhances our long-term growth.

Executive Officer Compensation Components

Base Salary

We expect to provide each of our executive officers with a base salary to compensate such officer for services rendered throughout the year. Salaries will be established annually based on the individual’s position, experience, performance, past and potential contribution to us, and level of responsibility, as well as our overall financial performance. No specific weighting will be applied to any one factor considered, and we expect that the independent Managers will use their judgment and expertise in determining appropriate salaries within the parameters of the compensation philosophy.

Membership Interests

As the beneficial owner of all of our outstanding membership interests, Mr. Wallach’s interests are closely aligned with our success. As we hire additional executive officers, we may use membership interests in some fashion as part of their compensation.

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Board of Managers Compensation

The following table provides a summary of the compensation received by our managers for the year ended December 31, 2013:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation	Total
Daniel M. Wallach	$–	$–	$–	$–	$–	$–	$–
Kenneth R. Summers	38,000	–	–	–	–	–	38,000
Bill Myrick	38,000	–	–	–	–	–	38,000
Total	$76,000						$76,000

We pay each of the independent Managers a retainer of $30,000 per year. Our independent Managers also receive fees of $2,000 for the first day and $1,200 for any additional days for meetings of the Board of Managers and committees attended in person, all or a portion of which may be allocated as reimbursement of expenses incurred in connection with attendance at meetings. The independent Managers do not receive separate reimbursement of out-of-pocket expenses incurred in connection with attendance at meetings. Mr. Wallach receives no compensation for his services as a Manager.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the ownership of our outstanding membership interests as of December 31, 2013.

Title of Class	Name and Address of Owner(1)	Number of Units(2)	Percent of Class
Class A Common Units	Daniel M. Wallach and Joyce S. Wallach	648	24.6%
Class A Common Units	2007 Daniel M. Wallach Legacy Trust	1,981	75.4%
		2,629	100%

_______________

(1)	The address of each owner listed is 450-106 State Rd. 13 N, Box 243, Saint Johns, FL, 32259.

(2)	The units listed above are owned directly by the owners listed above. All of our outstanding membership interests are beneficially owned by our Chief Executive Officer (who is also on our Board of Managers), Daniel M. Wallach, and his wife, Joyce S. Wallach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Affiliates

As previously described, on December 30, 2011, we obtained two demand loans from our members to finance our operations. These demand loans are collateralized by a lien against all of our assets and are senior in right of payment to the Notes. Daniel M. Wallach, our Chief Executive Officer (who is also on our Board of Managers), is the beneficial owner of all of our outstanding membership interests.

The first loan, in the original principal amount of $1,250,000, is payable to Daniel M. Wallach and Joyce S. Wallach, as tenants by the entirety (the “Wallach Loan”). The second loan, in the original principal amount of $250,000, is payable to the 2007 Daniel M. Wallach Legacy Trust (the “Trust Loan”). The total outstanding balance on these loans as of December 31, 2013 and 2012 was $0 and $1,108,091, respectively. During the twelve months ended December 31, 2013, we reduced the principal balance by $1,108,091 and paid $19,159 in interest on these loans. Each of the demand loans is evidenced by a promissory note, is payable upon demand of the lender and bears an interest rate equal to the lender’s cost of funds (defined in the promissory note as the weighted average price paid by the lender on or in connection with all of its borrowed funds). Pursuant to each promissory note, the affiliate has the option of funding any amount up to the face amount of the note, in the lender’s sole and absolute discretion. As of December 31, 2013 and 2012, the interest rate was 3.71% and 3.93%, respectively, for both the Wallach Loan and the Trust Loan.

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These transactions were approved by Mr. Wallach in his capacity as sole Manager prior to the time we had independent Managers. As the demand loans were made at rates equal to the lenders’ cost of funds, Mr. Wallach determined the terms of the demand loans to be as favorable to us as those generally available from unaffiliated third parties. The independent Managers ratified and approved these transactions subsequent to the formation of the Board of Managers. See “Risk Factors - Risks Related to Conflicts of Interest - Our Chief Executive Officer (who is also one of our Managers) will face conflicts of interest as a result of the secured affiliated loans made to us, which could result in actions that are not in the best interests of our Note holders.”

Affiliate Transaction Policy

Our operating agreement provides that any future transaction involving the Company and an affiliate must be approved by a majority vote of independent Managers not otherwise interested in the transaction upon a determination of such independent Managers that the transaction is on terms no less favorable to the Company than could be obtained from an independent third party. An approval pursuant to this policy shall be set forth in the minutes of the Company and shall include a description of the transaction approved. The responsibility for reviewing and approving affiliate transactions has been delegated to the nominating and corporate governance committee of our Board of Managers, which is comprised entirely of independent Managers.

Pursuant to our operating agreement, we must provide the independent Managers with access, at our expense, to our legal counsel or independent legal counsel, as needed.

DESCRIPTION OF NOTES

General

The Notes are issued under an indenture dated as of October 4, 2012 between us and U.S. Bank, as trustee. We have no previous relationship with the trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized material aspects of the indenture below. The summary is not complete, and you should read the indenture for provisions that may be important to you. The capitalized terms used in the summary have the meanings specified in the indenture.

The Notes are our direct obligations but are not secured. The Notes are registered and issued without coupons. We may change the interest rates and the maturities of the Notes as they are offered, provided that no such change shall affect any Note issued prior to the date of change. We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Notes.

The total aggregate maximum principal amount of the Notes offered under this prospectus is $700,000,000. The maximum investment amount per Note is $1,000,000 or $1,000,000 in the aggregate per investor, but a higher maximum investment amount may be approved by us on a case-by-case basis. The minimum investment amount is $500; however, from time to time, we may change the minimum investment amount that is required.

Established Features of Notes

Interest is calculated based on the actual number of days your Note is outstanding. Interest is calculated and compounded monthly based on a 365-day year (366-day in case of a leap year). Interest is earned daily, and we will pay interest to you monthly or at maturity as you request. If you choose to be paid interest at maturity rather than monthly, the interest will be compounded monthly. If any day on which a payment is due with respect to a Note is not a business day, then you will not be entitled to payment of the amount due until the following business day, and no additional interest will be due as a result of such delay. If you elect to be paid interest monthly, interest on your Note will be paid on the first business day of every month. Your first interest payment date will be the month following the month in which the Note is issued, except that if a new Note is issued within the last 10 days preceding an interest payment date, the first interest payment will be made on the next succeeding interest payment date (i.e. approximately 35-40 days after issuance). No payments under $50 will be made, with any interest payment being accrued to your benefit and earning interest on a monthly compounding basis until the payment due to you is at least $50 on an interest payment date.

Any change to your original request may be made to us by contacting us at (302) 752-2688 (30-ASK-ABOUT) or by using our website www.shepherdsfinance.com to find out what you need to do to change your election. The Notes mature one to four years from the date of issuance, as offered by us and selected by you. Between 30 to 60 days prior to redemption, you will receive a letter describing redemption/renewal options, if any, which will specify action(s) needed by you. If you do not respond, principal and unpaid interest will be paid to you.

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From time to time we will establish varying interest rates and maturity dates for the Notes. The interest rates offered may vary depending on the denomination or purchase amount of the Note. The interest rates thereby established will be fixed for the term of the Note.

Investments by check will be credited and interest will begin to accrue on the first business day after our bank receives a check in proper form if the check is received prior to 9:00 a.m. Eastern time, and on the second business day following receipt if the check is received after 9:00 a.m. Eastern time. Checks are accepted subject to collection at full face value in U.S. funds.

Investments by ACH Debit transfer and Wire will be credited and interest will begin to accrue on the first business day after our bank receives funds.

Notes with the current established features are available until they are superseded by new established features. The current established features are applicable to all Notes sold by us during the period the current established features are in effect. We intend to publish this information on our website at www.shepherdsfinance.com or it may be obtained by calling (302) 752-2688 (30-ASK-ABOUT). We will also file with the SEC a Rule 424(b)(2) prospectus supplement setting forth the established features upon any change in the established features.

Subordination

Our obligation to repay the principal of and make interest payments on the Notes is subordinate in right of payment to all senior debt. This means that if we are unable to pay our debts when due, all of the senior debt would be paid first, before any payment of principal or interest would be made on the Notes and related party debt which is equal in priority to the Notes.

The term “senior debt” means all of our debt created, incurred, assumed or guaranteed by us, except debt that by its terms expressly provides that such debt is not senior in right of payment to the Notes. Debt is any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, Notes or similar instruments or letters of credit and shall include any guarantee of any such indebtedness. Senior debt includes, without limitation, the demand loans from our members and any line of credit we may incur in the future. The Notes are not senior debt. As of December 31, 2013, the outstanding debt that the Notes would have been subordinate to was $0.

The Notes are subordinate to all of our senior debt. We may at any time borrow money on a secured or unsecured basis that would have priority over the Notes.

Redemption by Us Prior to Maturity

We may redeem any Note, in whole or in part, at any time following the first 180 calendar days after the date of issuance of the Note for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. We will notify Note holders whose Notes are to be redeemed by mail 30 to 60 days prior to the date of redemption. Residents of the Commonwealth of Pennsylvania will be notified by registered mail 30 to 60 days prior to the date of redemption.

Redemption at the Request of the Holder Prior to Maturity

At your written request but subject to the subordination provisions and our consent (which may be withheld in our sole discretion), we will redeem any Note at any time following the first 180 calendar days after the date of issuance of the Note for a redemption price equal to the principal amount plus unpaid interest equal to the stated rate of interest minus a penalty in an amount equal to the interest earned over the last 180 days immediately prior to the redemption date. The penalty will be taken first from any interest accrued but not yet paid on the Note, and to the extent such accrued and unpaid interest does not cover the entire penalty amount, the remainder of the penalty amount shall be reduced from the principal amount of the Note.

Redemption upon Your Death

At the written request of the executor of your estate or, if your Note is held jointly with another investor, the surviving joint holder, but subject to the subordination provisions, we will redeem any Note at any time after death for a redemption price equal to the principal amount plus unpaid interest equal to the stated rate of interest, without any penalty. We will seek to honor any such redemption request as soon as reasonably possible based on our cash situation at the time, but generally within two weeks of the request. In order for a Note to be redeemed upon your death, the Note to be redeemed must have been registered in your name since the date of issuance.

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Extension at Maturity

Unless we offer (which we are not required to do), and you accept in writing, a renewal option, the maturity of a Note will not be extended from the original maturity date. We will provide you notice of the maturity date of your Note at least 30 days, but not more than 60 days, prior to the original maturity date. Our notice may also describe the redemption/renewal options (most likely at an interest rate different from your interest rate) we are then offering and the action(s) you must take to exercise a redemption or renewal option.

No Restrictions on Additional Debt or Business

The indenture does not restrict us from issuing additional securities or incurring additional debt (including senior debt or other secured or unsecured obligations) or the manner in which we conduct our business.

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the Notes that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification:

•	reduces the principal or rate of interest, changes the fixed maturity date or time for payment of interest, or waives any payment of interest on any Note;

•	reduces the percentage of Note holders whose consent to a waiver or modification is required;

•	affects the subordination provisions of the indenture in a manner that adversely affects the rights of any holder; or

•	waives any event of default in the payment of principal of, or interest on, any Note.

Without action by you, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the Notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any Note holders, or to comply with the requirements of the Trust Indenture Act of 1939. We will give written notice to you of any amendment to the indenture.

Place, Method and Time of Payment

We will pay principal and interest on the Notes at our principal executive offices or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to you at your address appearing in our Note register. Any payment of principal and interest that is due on a non-business day will be payable by us on the next business day immediately following that non-business day.

Events of Default

An event of default is defined in the indenture as follows:

•	a default in payment of principal or interest on the Notes when due or payable if such default has not been cured for 30 days;

•	our becoming subject to events of bankruptcy or insolvency; or

•	our failure to comply with any agreements or covenants in or provisions of the Notes or the indenture if such failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least 25% in principal amount of the outstanding Notes.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then-outstanding Notes may declare the principal of and the accrued interest on all outstanding Notes due and payable. If such a declaration is made, we are required to pay the principal of and interest on all outstanding Notes immediately, so long as the senior debt has not matured by lapse of time, acceleration or otherwise. We are required to file annually with the trustee an officers’ certificate that certifies the absence of defaults under the terms of the indenture.

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The indenture provides that the holders of a majority of the aggregate principal amount of the Notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the Notes, except a default in payment of principal or interest on the Notes. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or Notes, except in payments of principal or interest on the Notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the Notes.

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by, and subject to, the indenture and to use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of Note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual Note holder to institute legal proceedings in the event of our default.

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all Notes outstanding thereunder or upon deposit in trust of funds sufficient for such payment and compliance with the formal procedures set forth in the indenture.

Reports

We plan to file annual reports containing audited consolidated financial statements and quarterly reports containing unaudited consolidated financial information for the first three fiscal quarters of each fiscal year with the SEC while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. Copies of such reports will be sent to any Note holder upon written request.

Service Charges

We reserve the right to assess service charges and fees to issue a replacement interest payment check, and, in the event we permit transfer or assignment in our discretion, to transfer or assign a Note.

Book Entry Record of Your Ownership

The Notes will be issued in uncertificated form. If you purchase a Note, an account showing the principal amount of your Note will be established in your name on our books. Interest accrued on your Note will also be credited to your account. The interest rate on your Note will be determined on the date that your account is established. In determining your interest rate, we will use the rate in effect at the time you: (1) submitted your subscription agreement online; (2) printed the subscription agreement from our website, provided that the rate was offered by us with that maturity in the seven days prior to our receipt of your subscription agreement; or (3) signed and mailed a subscription agreement, which we mailed to you, provided that the rate was offered by us with that maturity in the seven days prior to our receipt of your subscription agreement. You will not receive any certificate or other instrument evidencing our indebtedness to you. Upon purchase of your Note, we will send you a confirmation, which describes, among other things, the term, interest rate and principal amount.

Transfer

You may not transfer any Note until we (as registrar) have received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. We are not required to transfer any Note for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such Note and ending on the date of redemption of such Note.

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Concerning the Trustee

The indenture contains limitations on the trustee’s right, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We are offering up to $700,000,000 in aggregate principal amount of the Notes. We offer the Notes directly to the public without an underwriter or placement agent and on a continuous basis.

We may market our Notes in many ways, including but not limited to, publishing the established features in a newspaper, on billboards, through direct mail in states in which we have properly registered the offering or qualified for an exemption from registration. Viewers of print advertising are referred to our website at www.shepherdsfinance.com. The established features are available to investors on our web site at www.shepherdsfinance.com or by calling (302) 752-2688 (30-ASK-ABOUT). If, upon review of our website, a potential investor becomes interested in purchasing the Notes, a prospectus will be sent upon request. We may also make oral solicitations in limited circumstances and use other methods of marketing the offering, all in compliance with applicable laws and regulations, including securities laws. Our employees and independent Managers have been instructed not to solicit offers to purchase Notes or provide advice regarding the purchase of the Notes.

Our Chief Executive Officer, Daniel M. Wallach markets the Notes in reliance on Rule 3a4-1 under the Exchange Act, which permits officers, directors and employees to participate in the sale of the Notes without registering as a broker-dealer under certain circumstances. Mr. Wallach is not subject to a statutory disqualification as such term is defined in Section 3(a)(39) of the Exchange Act. Mr. Wallach serves as an officer and primarily performs substantial duties for or on our behalf otherwise than in connection with transactions in securities and will continue to do so at the end of the offering. He is familiar with the selling practices permitted to officers relying on Rule 3a4-1. Mr. Wallach has not been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and has not nor will not participate in the sale of securities for any issuer more than once every 12 months, other than on behalf of us in reliance on Rule 3a4-1. Mr. Wallach is not compensated in connection with any participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Notes. Mr. Wallach has been instructed in the limitations of the selling practices allowed under Rule 3a4-1.

The information contained on our website is not part of this prospectus. If you have questions about the suitability of an investment in the Notes for you, you should consult with your own investment, tax or other professional financial advisor. Prospective investors will be required to complete an application prior to investing in the Notes. We reserve the right to reject any investment.

You will not know at the time of investment whether we will be successful in completing the sale of any or all of the Notes. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, investments received prior to such withdrawal or cancellation will be irrevocable and will be repaid in accordance with the terms of the Notes.

The Notes are not listed on any securities exchange, and there is no established trading market for the Notes. We do not expect any trading market to develop for the Notes.

CHARITABLE MATCH PROGRAM

We offer a charitable match program for interest payments that you elect to give to a qualifying charity. If you choose to participate in the program and donate all or a portion of your interest payments to charity, when we calculate your interest we will deduct the percentage of interest you selected and keep track of that amount separate from your information. After interest is calculated for all Note holders at the beginning of December of each year, all of the money for each charity will be totaled up and sent in one check to each charity. Each check will have the name and address of each contributor, and the amount each contributed. Our matching portion will be included in the total check. We will match your interest payment donation up to 10% of your interest.

The charity must be an Internal Revenue Code Section 501(c)(3) qualifying organization. We reserve the right to either not match your contribution, or not make payments on your behalf to certain charities with missions contrary to our corporate philosophy. Upon your initial subscription, if you select one of these charities, and we notify you that we will not match your donation to such an organization or will not make a contribution on your behalf, you have the option of refund of your investment, donating without our matching contribution (assuming we are just not willing to match your donation to that charity), or investing and not donating to the organization.

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LEGAL MATTERS

The validity of the Notes being offered by this prospectus will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., Atlanta, Georgia.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2013 and 2012 appearing in this prospectus and registration statement have been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, and are included herein in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Notes offered by this prospectus. This prospectus is a part of that registration statement, as amended, and does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

We file annual, quarterly and special reports and other information with the SEC. The registration statement is, and all of these filings with the SEC are, available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room. You can also access documents that will be incorporated by reference into this prospectus at the web site we maintain at www.shepherdsfinance.com. There is additional information about us at our web site, but unless specifically incorporated by reference herein, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

February 26, 2014

Enterprise, Alabama

F-2

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Assets
Cash and cash equivalents	$722	$646
Accrued interest on loans	27	26
Deferred financing costs, net	649	596
Other assets	14	10
Loans receivable, net	4,045	3,604

Total assets	$5,457	$4,882

Liabilities and Members’ Capital
Customer interest escrow	$255	$329
Accounts payable and accrued expenses	59	41
Notes payable unsecured	3,239	1,502
Notes payable related party	–	1,108

Total liabilities	3,553	2,980

Commitments and Contingencies (Note 8)

Members’ capital	1,904	1,902

Total liabilities and members’ capital	$5,457	$4,882

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Interest Income
Interest and fee income on loans	$596	$581
Interest expense	157	115

Net interest income	439	466
Less: Loan loss provision	–	–

Net interest income	439	466

Non-Interest Expense
Selling, general and administrative	415	344

Total non-interest expense	415	344

Net income	$24	$122

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Members’ capital, beginning balance	$1,902	$1,830
Net income	24	122
Distributions to members	(22)	(50)

Members’ capital, ending balance	$1,904	$1,902

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Cash flows from operations
Net income	$24	$122
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization and impairment of deferred financing costs	29	2
Net change in operating assets and liabilities
Other operating assets	(7)	24
Accrued interest receivable	(1)	(24)
Deferred loan fees	(138)	(216)
Customer interest escrow	(74)	(121)
Accounts payable and accrued expenses	18	41

Net cash provided by (used in) operating activities	(149)	(172)

Cash flows from investing activities
Loan originations and principal collections, net	(303)	1,192
Other investing activity	3	(8)

Net cash provided by (used in) investing activities	(300)	1,184

Cash flows from financing activities
Distributions to members	(22)	(50)
Net proceeds from (repayments of) related party notes	(1,108)	230
Proceeds from unsecured Notes	1,737	2
Payments of deferred financing costs	(82)	(598)

Net cash provided by (used in) financing activities	525	(416)

Net increase (decrease) in cash and cash equivalents	76	596

Cash and cash equivalents
Beginning of period	646	50

End of period	$722	$646

Supplemental disclosure of cash flow information
Cash paid for interest	$28	$36

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Structure and Control Environment

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement, we have three Managers, Daniel M. Wallach (who is also our Chief Executive Officer “CEO”), and our independent Managers - Kenneth Summers and Bill Myrick.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the CEO locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. The independent Managers comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

Change in Strategy

In late 2011, management elected to transform our business model. The Company lends money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. We currently have four sources of capital: a secured line of credit from affiliates with a balance due of $0 and $1,108 as of December 31, 2013 and 2012, respectively, unsecured Notes through our Notes offering with balances of $1,739 and $2 as of the same periods, other unsecured debt with balances of $1,500 at both December 31 2013 and 2012, and equity, which was $1,904 and $1,902 as of December 31, 2013 and 2012, respectively. Eventually, the Company intends to replace the lines of credit from affiliates with secured debt from a bank or through other liquidity.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, almost all of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, some of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states as of December 31, 2013. We began to advertise in March 2013 and have received $1,739 in Notes proceeds as of December 31, 2013. We anticipate continuing our sales efforts in 2014, focusing on the efforts that have proven fruitful. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose borrowings represent 98% and 100% of our total outstanding borrowings as of December 31, 2013 and 2012, respectively, to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $255 and $329 as of December 31, 2013 and 2012, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow).

F-7

We generated net income of $24 and $122 for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, we had cash on hand of $722 and $646, respectively, and our outstanding debt totaled $3,239 and $2,610, respectively, which was unsecured or payable to related parties. As of December 31, 2013 and 2012, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,449 and $588, respectively. Our availability on our line of credit from our members was $1,500 and $392 as of December 31, 2013 and 2012, respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Basis of Presentation

Principles of Consolidation These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated. Our consolidated results for the year ended December 31, 2013 are not necessarily indicative of what our results will be for future years.

Classification The consolidated balance sheets of the Company are presented as unclassified to conform to industry practice for lending entities.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to establish an allowance for loan losses.

Operating Segments Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows.  Segments are identified and aggregated based on products sold or services provided and the market(s) they served.  Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

2. Summary of Significant Accounting Policies

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

F-8

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $50 and $4 for the years ended December 31, 2013 and 2012, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net amount of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Substantially all of the Company’s loans are secured by real estate in a suburb of Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a substantial portion of these loans is susceptible to changes in market conditions in that area.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e. the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses, when determined to be necessary, is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we establish a historical reserve for all loans which are not more than 60 days past due at the end of a quarter. This historical reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

F-9

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (Deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. We make estimates for the amount of proceeds we anticipate receiving from our Notes offering. We also estimate the average duration of these future investments. If either of these estimates is determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted and could have a material impact on the consolidated financial statements.

For the year ended December 31, 2012, our deferred financing costs included private offering costs incurred of $11. These costs were being amortized over the life of that offering, but because no funds were received from the private offering, the private offering was terminated during the third quarter of 2013. Accordingly, the private offering costs were written-off in the third quarter of 2013.

The following is a roll forward of deferred financing costs for the years ended December 31, 2013 and 2012:

	2013	2012
Deferred financing costs, beginning balance	$598	$–
Additions	82	598
Write-offs	(11)	–
Deferred financing costs, ending balance	$669	$598
Less accumulated amortization	(20)	(2)
Deferred financing costs, net	$649	$596

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2013 and 2012:

	2013	2012
Accumulated amortization, beginning balance	$2	$–
Additions	18	2
Accumulated amortization, ending balance	$20	$2

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2010.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There were no significant interest or penalties assessed or paid in the years ended December 31, 2013 and 2012.

F-10

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2013, our loans were primarily concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. As of December 31, 2013, 98% of our outstanding loan balance consists of loans to one borrower, and the collateral is in one real estate market.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Disclosures about Offsetting Assets and Liabilities, later updated with ASU 2013-01, which created new disclosure requirements about the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosures are limited to financial instruments and derivatives subject to enforceable master netting arrangements or similar agreements and exclude loans and deposits at the same institution. The amendments affect all entities that have financial instruments and derivatives that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement regardless of whether they are offset in the balance sheet. The ASU requires entities to disclose, separately for financial assets and liabilities, including derivatives, the gross amounts of recognized financial assets and liabilities; the amounts offset under current U.S. GAAP; the net amounts presented in the balance sheet; the amounts subject to an enforceable master netting arrangement or similar agreement that were not included in the offset amount above, and the reconciling amount. The disclosure requirements were effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. We have reviewed this ASU as updated and determined that it does not have a material impact on the disclosure requirements of the Company.

Subsequent Events

Management of the Company has evaluated subsequent events through February 26, 2014, the date these consolidated financial statements were issued. See Note 10.

3. Fair Value

At December 31, 2013 and 2012, the Company had no assets measured at fair value on a recurring or nonrecurring basis. The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values are based on carrying values at December 31, 2013 and 2012. The estimated fair values for other loans are estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at December 31, 2013 and 2012. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is zero in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

F-11

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: (1) the customer loans are demand loans, (2) there is no way to estimate how long the escrow will be in place, and (3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2013 and 2012.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at December 31, 2013 and 2012.

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2013

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$722	$722	$722	$–	$–
Loans receivable, net	4,045	4,045	–	–	4,045
Financial Liabilities
Customer interest escrow	255	255	–	–	255
Notes payable unsecured	3,239	3,239	–	–	3,239
Commitments to extend credit	–	–	–	–	–

December 31, 2012

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$646	$646	$646	$–	$–
Loans receivable, net	3,604	3,604	–	–	3,604
Financial Liabilities
Customer interest escrow	329	329	–	–	329
Notes payable unsecured	1,502	1,502	–	–	1,502
Notes payable related party	1,108	1,108	–	–	1,108
Commitments to extend credit	–	–	–	–	–

F-12

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2013 and 2012:

	2013	2012

Commercial construction and development loans, net	$4,045	$3,604
Less: Allowance for loan losses	–	–

	$4,045	$3,604

Roll forward of commercial construction and development loans for the years ended December 31, 2013 and 2012:

	2013	2012

Beginning balance	$3,604	$4,580
Additions	3,331	355
Payoffs/sales	(2,992)	(1,547)
Change in builder deposit	(36)	–
New loan fees	(121)	–
Earned loan fee	259	216

Ending balance	$4,045	$3,604

Commercial Construction and Development Loans

Pennsylvania Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (as amended, the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). Throughout this prospectus, we refer to the BMH Loan, the New IMA Loan, and the Existing IMA Loan collectively as the “Pennsylvania loans.” When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same party, 84 FINANCIAL, L.P., an affiliate of 84 Lumber Company. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently primarily reliant on a single developer and homebuilder for our revenues.

In April, July, September and December 2013, we entered into amendments to the BMH Loan. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lot 5 in the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. We issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this prospectus, as any amount drawn would be included in the credit limit of BMH, and, as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. The terms and conditions of the Pennsylvania loans are set forth in further detail below.

F-13

BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164, of which $3,568 was funded at closing. We collected a fee of $750 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

The BMH Loan is secured by a second priority mortgage in residential property consisting of one building lot and a parcel of land of approximately 34 acres which is currently partially under development, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan retained a third mortgage in the amount of $400, with a balance of approximately $323 and $351 as of December 31, 2013 and 2012, respectively. The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2013 in the table detailing the Pennsylvania loans below.

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225, of which $250 was funded at closing. We collected a fee of $250 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

The New IMA Loan is secured by a mortgage in residential property consisting of 18 lots located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December 2012, with $561 remaining to be completed as of December 31, 2013. The property securing the New IMA Loan and the Existing IMA Loan is subject to a mortgage in the amount of $1,290 which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225 which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in the table detailing the Pennsylvania loans below.

Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687, of which $1,687 was outstanding as of both December 31, 2013 and 2012. Interest on the Existing IMA Loan accrues annually at a rate of 7.0%. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

F-14

SF Loan

Concurrent with the execution of the loans above, we entered into the SF Loan with the Hoskins Group, under which we are the borrower. Management presently has no intention to offset our payments of principal or interest against amounts due to us from the lender; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2013 and 2012. The SF Loan is described in Note 5.

Interest Escrow

The Pennsylvania loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2013 and 2012 was $255 and $329, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The interest escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of the BMH Loan.

Initial Funding

On December 30, 2011, we purchased the Existing IMA Loan from the original lender with a cash payment of $186 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750 loan fee on the BMH Loan, the $250 loan fee on the New IMA Loan, and the $450 interest escrow, all of which were not funded with cash.

Whispering Pines Loan

Also in our loans receivable balance is another loan to the same customer in a different subdivision (Whispering Pines) with a balance net of loan fee and builder deposit of $116 and $0 as of December 31, 2013 and 2012, respectively. This loan has a builder deposit of 6% of the loan amount, a loan fee of 5% of the loan amount, and has an interest rate of our COF plus 2%. The collateral for the Whispering Pines Loan is a lot with a home under construction.

A detail of the financing receivables for the Pennsylvania loans at December 31, 2013 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 3, 4, and 5			$–		$1,041	(4)
Lot 5 Hamlets			142		180
Interest Escrow			450		255
Loan Fee			750		–
Excess Paydown			(394)	(5)
Construction loan lot 118 Whispering Pines			138		120
Construction loan lot 5 Tuscany			37		–

Total BMH Loan			1,123		1,596
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,479		–
Existing IMA Loan	Demand(2)	7%	1,687		2,299	(3)

Total IMA Loans			3,416		2,299

Unearned Loan Fee			(567)		–
SF Loan Payable			–		1,500

Total			$3,972		$5,395

F-15

A detail of the financing receivables at December 31, 2012:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
4 Lots and land for phases 3, 4, and 5			$1,095	$2,385
Interest Escrow			450	329
Loan Fee			750	–

Total BMH Loan			2,295	2,714
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250	–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	80	–
Existing IMA Loan	Demand(2)	7%	1,687	1,910

Total IMA Loans			2,017	1,910

Unearned Loan Fee			(708)	–
SF Loan Payable			–	1,500

Total			$3,604	$6,124

_______________

(1)	These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

(2)	These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

(3)	Estimated collateral value is equal to the appraised value of $4,140, net of estimated costs to finish the development of $561 and the second mortgage amount of $1,280.

(4)	Estimated collateral value is equal to the raw ground appraised value of $1,910 plus improvements of $277, net of the outstanding first mortgage of $1,146.

(5)	Excess Paydown is the amount of initial funding of the Interest Escrow and/or Loan Fee that has/have been repaid to date. These amounts are available to be reborrowed in the future.

Except for the Whispering Pines loan, the loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow (except for the construction funding for homes). The customer will make cash interest payments only when the Interest Escrow is fully depleted, except for construction funding for homes, where the customer makes interest payments monthly.

F-16

Of the $1,115 loan fee from the origination of these Pennsylvania demand loans, $76 was used to offset legal expenses related to the creation of the loans. In accordance with ASC 310-20, Nonrefundable Fees and Other Costs, the remaining $1,039 loan fee is being recognized over the expected life of the loans using the straight-line method. Income of $257 and $216 was recognized during 2013 and 2012, respectively. The effective annual rate on the loans for 2013 and 2012 was 13.27% and 11.24%, respectively.

The Company has a credit agreement with its largest borrower which includes a maximum exposure on all three loans, which was $4,750 and $4,900 at December 31, 2013 and 2012, respectively. This limit does not include the construction loans for lot 118 Whispering Pines or lot 5 Tuscany as of December 31, 2013.

New Jersey Loan

In August 2013, the Company entered into a line of credit agreement with a borrower for the construction of homes in New Jersey. The maximum credit line for this loan is $150, with $72 outstanding at December 31, 2013, net of the builder deposit and unearned loan fee. Each loan drawn pursuant to this credit agreement will have a builder deposit of 6% of the available loan amount for that home and a loan fee of 5% of that available loan amount, with an interest rate of our cost of funds plus 2%.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

•	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.
•	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.
•	Classified – a classified asset ranges from: (1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to (2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

Finance Receivables – By Classification:

	December 31, 2013	December 31, 2012

Pass	$4,045	$3,604
Special mention	–	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$4,045	$3,604

At December 31, 2013 and 2012, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

F-17

5. Borrowings

Affiliate Loans

In December 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 3.71% and 3.93% as of December 31, 2013 and 2012, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $0 and $1,108 as of December 31, 2013 and 2012, respectively, leaving $1,500 and $392, respectively, in available credit on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the lines of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $438 and $986 for the years ended December 31, 2013 and 2012, respectively, and the interest expense was $17 and $38 for the same periods, respectively.

SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500, of which $1,500 was outstanding on both December 31, 2013 and 2012. Interest on the SF Loan accrues annually at a rate of 5.0%. Payments of interest only are due on a monthly basis, with the principal amount due on the date that the BMH Loan and the New IMA Loan are paid in full. We may prepay the SF Loan in part or in full at any time without penalty, subject to the terms and conditions set forth in the underlying promissory note. Pursuant to the Credit Agreement, payments on the SF Loan are used to fund the interest escrow. Further, pursuant to that certain Amended and Restated Commercial Pledge Agreement by and between us, IMA and BMH, IMA has pledged its interest in the SF Loan as collateral for IMA’s obligations under the New IMA Loan and the Existing IMA Loan. Management’s intentions related to offsetting our payments of principal or interest against amounts due to us from the lender are undetermined; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2013 and 2012.

Notes Program

Borrowings through our public offering were $1,739 and $2 at December 31, 2013 and 2012, respectively. The effective interest rate on the borrowings at December 31, 2013 and 2012 was 6.72% and 4.95%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. The following table shows the origination of our Notes program:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Notes outstanding, beginning of period	$2	$–
Notes issued	1,737	2
Note repayments / redemptions	–	–

Notes outstanding, end of period	$1,739	$2

The following table shows the maturity of outstanding Notes as of December 31, 2013.

Year Maturing	Amount Maturing
2014	$430
2015	74
2016	8
2017	727
2018	500

Total	$1,739

6. Members’ Capital

The capital structure of the Company was changed with the adoption of the new operating agreement as of March 29, 2012. There is currently one class of units (class A common units) with two members, both of whom have no personal liability. All members have voting rights in proportion to their capital account. There were 2,629 class A common units outstanding at December 31, 2013. There are two additional authorized unit classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

F-18

The members’ capital balances by class are as follows:

Class	December 31, 2013	December 31, 2012
A Common Units	$1,904	$1,902

Members’ Capital	$1,904	$1,902

7. Related Party Transactions

The accompanying consolidated financial statements have been prepared from the separate accounts maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company not entered into certain related party transactions or not participated in certain transactions with its members.

Notes and Accounts Payable to Affiliates

The Company has a loan agreement with two of our affiliates, as more fully described in Note 5 – Affiliate Loans.

The Company has a loan agreement with the Hoskins Group, as more fully described in Note 5 – SF Loan.

The Company accepted new investments under the Notes program in 2013 from employees, managers, members and relatives of managers and members totaling $323, all of which is outstanding at December 31, 2013. This sum includes $63 invested by Bill Myrick, one of the Company’s independent managers, and a $100 investment by David and Carole Wallach, the parents of Daniel M. Wallach, the Company’s Chief Executive Officer and Chairman of the Board of Managers. Mr. Myrick is entitled to receive interest on his Notes at a rate of 7.00% per annum, and Drs. Wallach are entitled to receive interest on their Note at a rate of 7.00% per annum.  As of December 31, 2013, Mr. Myrick and Drs. Wallach had earned $1 and $4, respectively, in interest on their Notes.

8. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $1,449 and $588 at December 31, 2013 and 2012, respectively.

In September 2013, the Company issued a Letter of Credit for $155 to a sewer authority relating to the BMH Loan. The amount of the Letter of Credit is not included in our commitments to lend throughout these financial statements (including the $1,449 above), as any amount drawn would be included in the credit limit of BMH, and, at December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit.

The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2013 in Note 4.

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The property securing the New IMA Loan and the Existing IMA Loan, as described in Note 4, is subject to a mortgage in the amount of $1,290, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225, which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in Note 4.

9. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2013 and 2012 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2013	2013	2013	2013	2012	2012	2012	2012

Net interest income	$108	$118	$114	$99	$108	$112	$112	$134
SG&A expense	84	77	114	140	86	78	57	123
Net Income (Loss)	$24	$41	$–	$(41)	$22	$34	$55	$11

10. Subsequent Events

Under the Notes offering, the Company issued an additional $23 subsequent to December 31, 2013. The total debt issued and outstanding pursuant to the Notes offering as of February 26, 2014 is $1,762. Of the $1,762, $326 is from employees, managers, members and relatives of managers and members.

On January 10, 2014, the Company closed two loans with American Built Homes, LLC for the construction of homes in Denver Colorado. The loans are demand loans and total $672 with $33 outstanding at February 26, 2014, net of the builder deposit, interest escrow, and unearned loan fee. Each loan has a builder deposit of 6% of the loan amount, a loan fee of 5%, and an interest rate of our cost of funds plus 2%. An interest escrow was funded from loan proceeds at closing.

On January 17, 2014, the Company signed a commitment letter with a builder customer in New Jersey for a construction loan anticipated to be $240, which commitment expires April 30, 2014. The loan would have a builder deposit of 6% of the loan amount and a loan fee of 5%, with an interest rate of our cost of funds plus 2%.

On February 25, 2014, the Company closed on a loan with the Hoskins Group for a home in Pittsburgh, Pennsylvania. The loan is a demand loan in the amount of $215 with $210 outstanding at February 26, 2014, net of the unearned loan fee. The loan has a loan fee of 5%, and an interest rate of our cost of funds plus 2%.

On February 26, 2014, the Board of Managers, upon recommendation by the Chief Executive Officer, authorized cash distributions to the Company’s members of 68% of net income for the fourth quarter of 2013 totaling $16, which will be distributable to the members ratably based on each member’s respective membership interest.

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$700,000,000 Fixed Rate Subordinated Notes

PROSPECTUS

March 28, 2014